Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

Openwave Systems Inc.

and

the Sellers as defined in this Agreement

dated as of

September 24, 2005

i

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of September 24, 2005, by and between Openwave Systems Inc., a corporation organized and existing under the laws of Delaware and with registered offices at 2100 Seaport Boulevard, Redwood City, California 94063, USA (the “Purchaser”); and the entities and natural persons whose names and addresses are set forth in Exhibit A to this Agreement (the “Sellers”), it being provided that the Sellers are acting neither jointly nor severally (“agissant de manière non conjointe ni solidaire”) subject to the provisions of Section 8.10 thereof;

WHEREAS, as of the date hereof, the Sellers are the beneficial and record owner of 100% of the shares of common stock, of bons de souscription de parts de créateurs d’entreprises (“BCEs”), and of bons de souscription d’actions (“BSAs”) of Musiwave S.A., in the proportions set forth in Exhibit 1.1, a société anonyme organized and existing under the laws of France and with registered offices at 21/23, rue des Ardennes, 75019 Paris, registered with the Commercial Registry of Paris under number 429 600 158 (the “Company”);

WHEREAS, certain Sellers have granted power of attorneys to ETMF II F Luxco Sarl as Sellers’ representative;

WHEREAS, Purchaser is a leading provider of open-standard software products and services for the communications industry;

WHEREAS, the Company is a provider of turnkey mobile music entertainment services for mobile operators and media companies;

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, all of the Shares, upon the terms and conditions set forth in this stock purchase agreement (the “Agreement”).

Certain capitalized terms used in this Agreement have the meanings assigned to them in ARTICLE IX.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Sale and Transfer of Shares

Subject to the terms and conditions of this Agreement, each Seller agrees to sell and transfer to Purchaser, and Purchaser agrees to purchase from each Seller, the number of Shares specified opposite such Seller’s name as set forth on Exhibit 1.1, the Shares, free and clear of all Encumbrances, at the Closing.

Section 1.2 Purchase Price

The aggregate purchase price (the “Purchase Price”) to be paid by Purchaser for the Shares shall be equal to the sum of (i) the Closing Amount as defined in Section 1.3 below, and (ii) the Earn-Out Amount as defined in Section 1.6 below, to be allocated among the Sellers as set forth in Exhibit 1.2. With respect only to any Selling Executive, the Purchase Price shall be reduced by an amount equal to twenty percent (20%) of the Closing Amount otherwise due to said Selling Executive (the “Holdback Amount”) if within eighteen (18) months following the Closing Date, such Selling Executive (i) has given notice of his resignation from his employment with the Company, or (ii) has received notice that he has been dismissed from his employment with the Company for Faute Lourde (each, a “Retention Breach”), it being provided that in case of a dispute between one of the Selling Executives and the Company or the Purchaser with regard to the existence of Faute Lourde, the Purchase Price due to such Selling Executive shall be reduced by the Holdback Amount only if the existence of such Faute Lourde has been confirmed by a final and binding decision of justice (“décision de justice exécutoire”).

Section 1.3 Closing Amount

(a) The amount to be paid (subject to the terms and conditions of Sections 1.3 and 1.4 hereof), by Purchaser at the Closing (the “Closing Amount”) shall comprise the Initial Cash Payment as defined in Section 1.3(b) below, and the Initial Stock Payment, as defined in Section 1.3(c) below.

(b) The Initial Cash Payment shall be a cash amount equal to:

(i) An amount (the “Cash Portion”) notified by the Purchaser to the Sellers’ Representative in writing no later than 18:00 hours in Paris on the fourth Business Day before the Closing Date (which notice shall also state the number of shares of Purchaser Common Stock (as defined below)), provided that this amount shall be equal to or greater than forty million euros (€40,000,000), minus

(ii) An amount equal to the amount by which the total consideration paid or accrued by the Company to acquire all of the equity interest in Musiwave Asia Limited pursuant to the Musiwave Asia Agreements, exceeds one million three hundred thousand euros (€1,300,000), minus

(iii) An amount equal to the amount to be paid by the Company to Colin Gruia before the Closing in connection with the consummation of the Transactions including any costs incurred by the Company in relation to the foregoing; plus

(iv) An amount (the “Fractional Share Amount”) (rounded up to the nearest whole cent) equal to the product of (X) a fraction of a Purchaser share that Sellers would be entitled to receive pursuant to Section 1.3(c) below, multiplied by (Y) the Purchaser Shares Price as defined in Section 1.3(c) below.

(c) For the avoidance of doubt, in the case where Purchaser shall have failed to notify the Sellers’ Representative of the amount of the Cash Portion in accordance with the provisions of paragraph (a) above, the Cash Portion shall be deemed to be forty million euros (€40,000,000).

(d) The Initial Stock Payment shall be equal to an amount of (i) one hundred million euros (€100,000,000), (ii) minus the Cash Portion, (iii) minus five percent (5%) of the amount (if any) by which the Cash Portion exceeds forty million euros (€40,000,000). The Initial Stock Payment shall be paid in a number of shares of Purchaser’s common stock, par value USD 0.001 (the “Purchaser Common Stock”) equal to the Initial Stock Payment divided by the average of the closing price of Purchaser shares (the “Purchaser Shares Price”), as reported on the NASDAQ website, over a period of twenty (20) consecutive trading days, the last day included being the trading day five (5) trading days prior to the Closing Date, provided, however, that no fraction of a share of Purchaser Common Stock shall be paid, but in lieu thereof the Fractional Share Amount pursuant to Section 1.3(b) above; provided further however that a portion of the Initial Stock Payment (equal to the Holdback Amount) which is payable to the Selling Executives shall not be paid at Closing but shall be paid pursuant to Section 1.5.

(e) Sellers’ Representative may notify Purchaser at the latest five (5) days before the Closing Date if Gilles Babinet and/or any of the Selling Executives wishes to sell certain of the Shares he owns against a payment in cash only (the “Option”), in which case, as an exception to the provisions contained in this Article I, Purchaser shall pay those Shares (including the Earn-Out Amount) fully in cash provided that the other Shares held by such Selling Executive having exercised the Option will be sold against payment of an amount in cash and in Purchaser Common Stock in such a proportion so that the total amount in cash and in Purchaser Common Stock so received by the Selling Executive having exercised the Option for the purchase of all of his Shares be identical to the one he would have received should he not have exercised the Option.

Section 1.4 Payment of the Closing Amount

At the Closing, Purchaser shall:

(i) pay to each of the Sellers (other than the Sellers listed in Exhibit 1.4 (the “Selling Executives”)) an amount equal to the Initial Cash Payment due to each of such Sellers as in the proportions set forth on Exhibit 1.2, minus (x) the amount determined by multiplying ten million five hundred fifty six thousand and four hundred euros (€10,556,400) (the “Initial Escrow Amount”) plus the Escrow Amount Increase as defined in Section 7.1(c) (the Initial Escrow Amount and the Escrow Amount Increase shall hereinafter be referred to as the “Escrow Amount”), if any, by the number of Shares sold to Purchaser by such Seller divided by the total number of Shares sold by the Sellers other than the Selling Executives and minus (y) the amount of Jefferies Broadview’s and Weil, Gotshal & Manges’ fees due by such Seller as notified by Sellers’ Representative to Purchaser no later than five (5) Business Days before the Closing Date, in accordance with the instructions provided by Sellers’ Representative to Purchaser at least five (5) Business Days before the Closing Date;

(ii) pay to each of the Selling Executives an amount equal to the Initial Cash Payment due to each of such Selling Executives as set forth on Exhibit 1.2 minus the amount of Jefferies Broadview’s and Weil, Gotshal & Manges’ fees due by such Seller as notified by Sellers’ Representative to Purchaser no later than five (5) Business Days before the Closing Date, in accordance with the instructions provided by Sellers’ Representative to Purchaser at least five (5) Business Days before the Closing Date;

(iii) deliver to the offices of the law firm of Weil, Gotshal & Manges, at 201 Redwood Shores Parkway, Redwood Shores, California, United States of America, share certificates bearing the name of each of the Sellers, representing one hundred percent (100%) of the Initial Stock Payment due to each of the Sellers less the Holdback Amount;

(iv) deposit the Escrow Amount into an escrow account with Bank of the West (the “Escrow Agent”) pursuant to the Escrow Agreement; and

(v) pay to Jefferies Broadview and Weil, Gotshal & Manges the amounts notified to Purchaser by the Sellers’ Representative as stated above.

Section 1.5 Payment of Holdback Amount

(a) If a Retention Breach with respect to a Selling Executive occurs within eighteen (18) months following the Closing Date, the Purchase Price due to such Selling Executive shall be reduced in accordance with Section 1.2 and Purchaser shall be under no obligation to pay the Holdback Amount to such Selling Executive.

(b) If, as of eighteen (18) months after the Closing Date, no Retention Breach has occurred with respect to a Selling Executive, Purchaser shall pay to this Selling Executive pursuant to Section 1.5(d) (i) forty percent (40%) of such Selling Executive’s Holdback Amount, plus (ii) sixty percent (60%) of the Holdback Amount minus

(X) an amount equal to any Purchaser Loss that has given rise to indemnification by Sellers pursuant to ARTICLE VIII multiplied by a fraction the numerator of which shall be the number of Shares sold by such Sellling Executive, and the denominator of which shall be the total number of Shares sold by Sellers; minus

(Y) an amount equal to all claims brought by Purchaser pursuant to ARTICLE VIII which have not yet been finally resolved pursuant to ARTICLE VIII multiplied by a fraction the numerator of which shall be the number of Shares sold by such Selling Executive, and the denominator of which shall be the total number of Shares sold by Sellers (the “Holdback Reserve”); and minus

(iii) any payments made pursuant to Sections 1.5(e), (f) or (g).

(c) With respect to the Holdback Reserve, Purchaser shall pay to each Selling Executive pursuant to Section 1.5(d) the pro rata share of such Selling Executive’s Holdback Reserve as the case may be, to the extent the claims brought by Purchaser pursuant to ARTICLE VIII referred to in Section 1.5(b)(Y) has been finally resolved in favor of the Sellers.

(d) Any payment of the Holdback Amount including the Holdback Reserve shall be made in shares of Purchaser Common Stock by dividing the amount to be paid by Purchaser to the Selling Executives by the average of the closing price of Purchaser shares (the “Selling Executives’ Purchaser Shares Price”), as reported on the NASDAQ website, over a period of twenty (20) consecutive trading days, the last day included being the trading day five (5) trading days prior to the day on which such payment shall be made, provided, however, that no fraction of a share of Purchaser Common Stock shall be paid but in lieu thereof an amount in cash (rounded up to the nearest whole cent) equal to the product of (i) a fraction of a Purchaser share that Selling Executives would be entitled to receive pursuant this section, multiplied by (ii) the Selling Executives’ Purchaser Shares Price.

(e) Notwithstanding anything to the contrary in this Section 1.5, if the stock option grant that is required to be made to any Selling Executive pursuant to the letters addressed by the Purchaser to the Selling Executives on the date hereof is not made within four (4) months following the Closing Date and except if a Retention Breach has occurred prior to such date, then one third (1/3) of the Holdback Amount with regard to such Selling Executive shall be paid to such Selling Executive pursuant to Section 1.5(d), and no such stock option grant shall be required to be made to such Selling Executive.

(f) Notwithstanding anything to the contrary in this Section 1.5, if the employment of a Selling Executive is terminated for a reason which does not constitute Faute Lourde, then two fifths (2/5) of such Selling Executive’s Holdback Amount shall be paid to such Selling Executive pursuant to Section 1.5(d) upon such termination.

(g) Notwithstanding anything to the contrary in this Section 1.5 and except if a Retention Breach has occurred prior to such date, on August 15, 2006, twenty seven (27) percent of each Selling Executive’s Holdback Amount shall be paid to each Selling Executive.

(h) Notwithstanding anything to the contrary, a Selling Executive shall not receive more than 100% of such Selling Executive’s Holdback Amount.

Section 1.6 Earn-Out

(a) The amount to be paid (subject to the terms and conditions of Sections 1.6(d), Section 1.7 and Section 1.9), by Purchaser on the Earn-Out Payment Date (the “Earn-Out Amount”) shall comprise the Earn-Out Cash Payment as defined in Section 1.6(b) below, and the Earn-Out Stock Payment as defined in Section 1.6(c) below.

(b) The Earn-Out Cash Payment shall be the cash amount (the “Earn-Out Cash Portion”) notified by the Purchaser to the Sellers’ Representative in writing no later than 18:00 hours in Paris on the fourth Business Day before the Earn-Out Payment Date, provided that this amount shall be equal to or greater than forty percent (40%) of the Earn-Out Calculation Amount.

(c) The Earn-Out Stock Payment shall be equal to a number of shares of Purchaser Common Stock (the “Earn-Out Stock Payment”) determined by dividing (x) the Earn-Out Calculation Amount, minus the Earn-Out Cash Portion and minus five percent (5%) of the amount (if any) by which the Earn-Out Cash Portion exceeds 40% (forty) percent of the Earn-Out Calculation Amount by (y) the average of the closing price of Purchaser shares as reported on the NASDAQ website, over a period of twenty (20) consecutive trading days, the last day included in such period being the trading day five (5) trading days prior to the Earn-Out Payment Date (the “Earn-Out Purchaser Shares Price”).

(d) The Earn-Out Calculation Amount shall be equal to the sum of (i) the EBITDA Amount as defined below and (ii) the Gross Profit Amount as defined below:

(i) The EBITDA Amount shall be equal to:

(1) nine million euros (€9,000,000) if Actual EBITDA is equal to or exceeds Budgeted EBITDA; or

(2) nine million euros (€9,000,000) multiplied by a fraction, the numerator of which shall be Actual EBITDA minus seven million four hundred forty thousand euros (€7,440,000) and the denominator of which shall be one million eight hundred sixty thousand euros (€1,860,000), if Actual EBITDA is equal to or exceeds eighty percent (80%) of Budgeted EBITDA and is below Budgeted EBITDA; or

(3) zero if Actual EBITDA is less than eighty percent (80%) of Budgeted EBITDA.

(ii) The Gross Profit Amount shall be equal to:

(1) six million euros (€6,000,000) if Actual Gross Profit is equal to or exceeds Budgeted Gross Profit; or

(2) six million euros (€6,000,000) multiplied by a fraction, the numerator of which shall be Actual Gross Profit minus nineteen million three hundred ninety-four thousand and four hundred euros (€19,394,400) and the denominator of which shall be four million eight hundred fourty-eight thousand and six hundred euros (€4,848,600), if Actual Gross Profit is equal to or exceeds eighty percent (80%) of Budgeted Gross Profit and is below Budgeted Gross Profit; or

(3) zero if Actual Gross Profit is less than eighty per cent (80%) of Budgeted Gross Profit.

(e) Actual EBITDA shall mean the Company’s earnings before interest, taxes, depreciation and amortization, determined in accordance with US GAAP, for the period starting on January 1, 2006 and ending on December 31, 2006 (the “Earn-Out Period”); provided, however (i) for clarification purposes, it is understood that in determining Actual EBITDA, stock option-based compensation is excluded; (ii) Integration Costs shall be added back (positive EBITDA impact); (iii) the insertion, increase or decrease of a general reserve for uncollectible accounts receivable (it being understood that the Company shall create such a general provision before the Closing Date in accordance with Purchaser’s accounting policies) shall be added back; (iv) in addition to writing off any accounts receivable as required by US GAAP, any accounts receivable of the Company that are one hundred twenty (120) days past due shall be written off and the resulting expense included in Actual EBITDA; and (v) the amount by which any provisions for royalties to content providers and collecting societies and other licensors accrued prior to December 31, 2005 are decreased shall be excluded from the EBITDA calculation;

(f) Budgeted EBITDA shall be nine million and three hundred thousand euros (€9,300,000).

(g) Actual Gross Profit shall mean the Company’s gross profit, determined in accordance with the Company’s past practices, which means revenues minus cost of sales, and for such purpose cost of sales includes without limitation the following: (i) the sum of royalties paid or otherwise due to collecting societies, labels (“Droits d’auteurs et de reproduction”) or account number 6516 as defined in the official French Chart of Accounts (“Plan Comptable Général”); (ii) variable royalties on patents, licences, brand, software and others (“Redevances pour brevets, licences, marques, logiciels et valeurs similaires”) or account numbered 6511 as defined in the official French Chart of Accounts (“Plan Comptable Général”).

(h) Budgeted Gross Profit shall be equal to twenty-four million two hundred forty-three thousand euros (€24,243,000).

Section 1.7 Calculation of Earn-Out; Dispute

(a) No later than 60 (sixty) days after December 31, 2006, Purchaser shall deliver to Sellers’ Representative a statement (the “Earn-Out Statement”), setting forth in reasonable detail the calculation of the Earn-Out Amount for the calendar year 2006 (the “Earn-Out Period”), together with the financial statements for the corresponding twelve-month period certified by the statutory auditors of the Company.

(b) Sellers and Purchaser acknowledge and agree that:

(i) until the date of final determination of the Earn-Out Amount (pursuant to the provisions of this Section 1.7), the statutory auditors of the Company and of its Subsidiaries shall be those named pursuant to Section 5.12;

(ii) the Earn-Out Statement shall be prepared in accordance with US GAAP and on a basis consistent with the principles detailed in Appendix 1.6 (b); and

(iii) the Earn-Out Statement shall be accompanied by a certificate of the statutory auditors of the Company certifying that the gross profits and operating profits set forth in the Earn-Out Statement were calculated in accordance with this Agreement in all material respects.

(c) Sellers’ Representative shall have forty-five (45) days after the delivery of the Earn-Out Statement to review the Earn-Out Statement together with its auditors and to object to the calculation of the Earn-Out (the “Earn-Out Objection”) and (the “Earn-Out Objection Period”).

(d) Subject to the execution of customary auditors’ confidentially and liability release undertakings (covering “secret d’affaires”) by Sellers and Purchaser on its behalf and on behalf of its representatives (including its auditors), Purchaser shall provide Sellers’ Representative and Sellers’ auditors with prompt and reasonable access to the books and records and relevant personnel of Purchaser, the Company and Subsidiaries and to their statutory auditors for the purpose of reviewing the Earn-Out Statement. Such access shall be (i) during normal business hours and upon reasonable advance notice, (ii) up until the final determination of the Earn-Out Amount, and (iii) as the case may be, in the course of any dispute or litigation arising out of the Earn-Out Statement, to the extent that such dispute or litigation is permitted under the present Agreement. Sellers shall use such access for the sole purpose of the determination of the Earn-Out Amount.

(e) Sellers’ Representative shall notify Purchaser in writing of any objections to the Earn-Out Statement, setting forth in reasonable detail a description of such objection and, if applicable and ascertainable, the euro amount of such objection.

(f) If the Sellers’ Representative does not object during the Earn-Out Objection Period, the Earn-Out Statement shall be conclusive and binding on the Parties.

(g) If the Sellers’ Representative objects during the Earn-Out Objection Period and the Sellers’ Representative and Purchaser are unable to resolve such objections within fifteen (15) days after delivery by Sellers’ Representative of its objections, then all disagreements shall be submitted for resolution to the Paris office of the accounting firm of Ernst & Young (the “Earn-Out Independent Auditor”). The Earn-Out Independent Auditor shall have up to thirty (30) days after its appointment to resolve the disputes submitted to it. The Earn-Out Statement, either as agreed to by the Purchaser and the Sellers’ Representative (which shall be deemed to be the case in the event Sellers’ Representative fails to object thereto during the Earn-Out Objection Period) or as adjusted by the Earn-Out Independent Auditor pursuant to the preceding sentence, shall be binding and final and shall be referred to as the “Final Earn-Out Statement.” The fees and expenses of the Earn-Out Independent Auditor, to the extent required to be funded prior to final resolution of any dispute, shall be shared equally by Sellers and Purchaser. If the difference between the amount set forth in the Final Earn-Out Statement and the amount set forth in the Earn-Out Statement exceeds the difference between the amount set forth in the Final Earn-Out Statement and the amount set forth in the Earn-Out Objection, the Purchaser shall pay all of the Earn-Out Independent Auditor’s fees and expenses in connection with this Section, including, if any, those already paid by Sellers to the Earn-Out Independent Auditor which shall in such case be reimbursed. If the difference between the amount set forth in the Final Earn-Out Statement and the amount set forth in the Earn-Out Statement does not exceed the difference between the amount set forth in the Final Earn-Out Statement and the amount set forth in the Earn-Out Objection, the Sellers shall pay all of the Earn-Out Independent Auditor’s fees and expenses in connection with this Section, including, if any, those already paid by Purchaser to the Earn-Out Independent Auditor which shall be in such case reimbursed.

Section 1.8 Payment of Earn-Out Amount

No later than ten (10) Business Days of the determination of the Final Earn-Out Statement (the “Earn-Out Payment Date”) and subject to the provisions of Section 1.9 below, Purchaser shall pay to each Seller their respective portion of the Earn-Out Cash Payment and the Earn-Out Stock Payment due to each Seller, in accordance with the instructions provided by Sellers’ Representative to Purchaser at least five (5) Business Days before the Earn-Out Payment Date.

Section 1.9 Purchaser’s Right of Offset

(a) Purchaser may defer the payment to Sellers of a part of the amount payable pursuant to Section 1.8 equal to the excess, if any, of the aggregate amount under dispute pursuant to claims made by Purchaser under ARTICLE VIII over the sum of (i) Escrow Amount plus (ii) sixty percent (60%) of the Holdback Amount (after reduction for any payment received with respect to previous claims and any Purchase Price reduction arising as a result of a Retention Breach) and until such time as (X) the disputes pending as of the Earn-Out Payment Date have been finally resolved (whether by a settlement agreement among the parties or by a binding decision (“décision exécutoire”) rendered pursuant to Section 10.8) or (Y) until the aggregate amount under dispute has been reduced to a level equal to or less than the available balance in (i) the Escrow Account plus (ii) sixty percent (60%) of the Holdback Amount (after reduction for any Holdback reduction with respect to any previous claims and any Purchase Price reduction arising as a result of a Retention Breach) as determined for the Parties by the Escrow Agent. Purchaser shall have the right to offset any payment obligation Purchaser may have pursuant to Section 1.8 to any Seller by the aggregate amount by which any amount finally determined to be due to Purchaser or to Purchaser Indemnified Persons by any and all Sellers pursuant to this Agreement exceeds the amounts available and paid to Purchaser by the Escrow Agent out of the Escrow Amount. Any remaining balance of Purchaser’s payment obligation pursuant to Section 1.8 shall be paid to each Seller in accordance with the instructions provided by the Sellers’ Representative.

(b) For the avoidance of doubt, except as provided in Section 8.2(c) and except for (i) instances of fraud, dol or any right of off-set provided by law, and (ii) the Purchaser’s right of off-set with the Earn-Out Amount as provided for in this Section, the foregoing paragraph shall not create any payment obligation for any of the Sellers (except the Selling Executives) above the Escrow Amount or, with respect to the Selling Executives, above sixty percent (60%) of the Holdback Amount (after reduction for any Holdback reduction with respect to any previous claims and any Purchase Price reduction arising as a result of a Retention Breach), so that no Seller may be required to pay to Purchaser and/or to Purchaser Indemnified Persons any amount, either in cash or in shares of Purchaser Common Stock, that it may hold or have received pursuant to this Agreement.

Section 1.10 Sale of Shares of Purchaser Common Stock

(a) Sellers shall sell their shares of Purchaser Common Stock through a block trade arranged by the brokerage services of Merrill Lynch, Lehman Brothers or Thomas Weisel only, provided, however, that (i) such brokers shall be required to undertake to Purchasers that they will not enter into any hedging or similar transaction in connection with the proposed sale of the shares of the Purchaser Common Stock and (ii) the brokerage firm which offers the highest price shall be retained provided further that, (iii) the Purchaser shall be entitled to impose the brokerage firms of its choice if such brokerage firm offers to purchase Sellers’ shares of Purchaser Common Stock (X) for a price that is equal to or exceeds 99.4% of the highest price offered or (Y) for a price that is less than 99.4% of the highest price offered and Purchaser agrees to pay the difference between 99.4% of the highest price offered and the actual price offered by such broker.

(b) Sellers shall not directly or indirectly sell more than 3.5% of Sellers’ shares of Purchaser Common Stock, or dispose directly or indirectly (by way of hedge, swap or other synthetic position or positions) of more than 3.5% of the economic interest in Sellers’ shares of Purchaser Common Stock, on any one trading day, unless Sellers sell their shares of Purchaser Common Stock by way of the block trade in accordance with paragraph 1.10(a).

Section 1.11 Escrow Account

On the Closing Date, Sellers and Purchaser shall enter into an agreement with the Escrow Agent substantially in the form attached hereto as Annex 3.36(viii) (the “Escrow Agreement”).

Section 1.12 California Fairness Hearing

Purchaser intends that the shares of Purchaser Common Stock to be issued to Sellers in connection herewith (including the Initial Stock Payment, the Earn-Out Stock Payment and the Holdback Amount) will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder (the “Securities Act”), by reason of Section 3.10(a) thereof. Purchaser intends that the shares of Purchaser Common Stock to be issued in connection herewith will be qualified under the California Code pursuant to Section 25121 thereof after a fairness hearing has been held pursuant to the authority granted by Section 25142 of the California Code (the “Fairness Hearing”). Purchaser shall use commercially reasonable efforts (i) to file promptly following the execution and delivery of this Agreement, an application for issuance of a permit pursuant to Section 25121 of the California Code to issue such securities (the “California Permit”) and (ii) to obtain the California Permit promptly thereafter. Sellers shall use commercially reasonable efforts to assist Purchaser (i) in filing promptly following the execution and delivery of this Agreement, an application for issuance of the California Permit and (ii) in obtaining the California Permit promptly thereafter.

ARTICLE II

THE CLOSING

Section 2.1 Closing

The sale and transfer of the Shares by Sellers to Purchaser (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 68 rue du Faubourg Saint-Honoré, 75008 Paris, at 10:00 a.m., the fifth (5th) Business Day following satisfaction and/or waiver of all conditions to close set forth in ARTICLE VI (other than those conditions with respect to actions the Parties shall take at the Closing itself), unless another date or place is agreed to in writing by the Purchaser and the Sellers’ Representative. Subject to the provisions of ARTICLE VII, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.1 will not result in the termination of this Agreement and will not relieve any Party of any of its obligations under this Agreement.

Section 2.2 Deliveries by Sellers

At the Closing, Sellers shall deliver to Purchaser:

(a) for each Seller, a transfer order (ordres de mouvement) for the transfer to Purchaser of its Shares duly executed by such Seller in favor of Purchaser;

(b) all statutory registers and other books and records of the Sellers relating to the Company and its Subsidiaries including but not limited to the Company’s comptes d’actionnaires and registre des mouvements de titres;

(c) evidence that the Company’s works council has been consulted and has rendered an opinion on the acquisition of the Shares by Purchaser;

(d) resignation letters from each of the Company’s statutory auditors;

(e) the “Contrat de Mandat” granted by Sellers to the Sellers’ Representative;

(f) original executed copies of the Ancillary Agreements attached hereto in Annex 3.36.

(g) all other previously undelivered documents required to be delivered by each of the Sellers, to Purchaser at or prior to the Closing pursuant to this Agreement.

Section 2.3 Deliveries by Purchaser

At the Closing, Purchaser shall deliver to Sellers:

(a) the Closing Amount (other than the Escrow Amount to be concurrently deposited with the Escrow Agent in accordance with Section 1.4 and Section 1.11 above);

(b) the Escrow Agreement; and

(c) such other documents as are required to be delivered by Purchaser to Sellers at or prior to the Closing under this Agreement.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF SELLERS

Except as specifically set forth in the Disclosure Schedule prepared and signed by Sellers and delivered to Purchaser simultaneously with the execution hereof, each Seller represents and warrants to Purchaser that all of the statements contained in this ARTICLE III are true and complete as of the date of this Agreement, and will be true and complete as of the Closing Date (as though made on the Closing Date and as though the Closing Date were substituted for the date of this Agreement, throughout this ARTICLE III). Each exception set forth in the Disclosure Schedule and each other response to this Agreement set forth in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and relates only to such section, provided, however, that any matter set forth in any section or subsection of the Disclosure Schedule shall be deemed to be included on any other section on which such information is required to the extent such additional inclusion is reasonably apparent to be applicable to such other section of the Disclosure Schedule. In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Schedule (excluding exceptions expressly set forth in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.

Section 3.1 Power and Authority

Each Seller has full power and authority to execute this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and performance by each of the Sellers of this Agreement and the consummation of the Transactions have been duly authorized by all requisite action, and no other corporate or other action on the part of each Seller is necessary to authorize the execution and performance of this Agreement or the consummation of the Transactions by either of them.

Section 3.2 Binding Agreement

This Agreement has been duly executed and delivered by each Seller and, assuming due and valid authorization, execution, and delivery by Purchaser, this Agreement constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against each of them in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

Section 3.3 No Sellers Conflict or Default

Neither the execution and delivery of this Agreement and the performance by each of the Sellers of their obligations hereunder nor the consummation of any of the Transactions will (with or without giving notice or the lapse of time, or both) result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under, any contract, commitment, agreement, obligation, understanding, arrangement or restriction of any kind to which any Seller is a party or by which any of them is bound or to which the Shares are subject. Consummation by each Seller of the Transactions will not violate, or require any consent, approval, notice or other action under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to any of them, or the Shares, except for any necessary Antitrust Clearance, the actions provided for under Section 2.2(c) and the consents and approvals already given or obtained.

Section 3.4 Share Ownership; Ownership and Possession of Shares

Sellers are as of the date hereof the record and beneficial owner of 5,197,163 shares in the Company, free and clear of all Encumbrances. Section 3.4 of the Disclosure Schedule sets forth the ownership and rights with regard to the Shares as of the date of this Agreement, as well as of the Closing Date after exercise of the BCEs, the BSAs and after the exercise of certain put and call options between the Parties. Sellers shall as of the Closing Date and at the Closing, have valid title to respectively all Shares, free and clear of all Encumbrances, with the full legal right, authority and power to sell and transfer such Shares to Purchaser in accordance with the terms of this Agreement. None of the Sellers or their respective Affiliates, own any other equity interest in the Company or its Subsidiaries.

Section 3.5 Good Title Conveyed

Upon execution and delivery of the transfer order (ordre de mouvement) for the Shares to Purchaser, the recording of the name of Purchaser as owner of the Shares in the Company’s statutory registers all as provided herein, Purchaser will acquire good, valid and marketable title to the Shares, free and clear of all Encumbrances, and all other rights or warrants issued by the Company will have been validly exercised or extinguished.

Section 3.6 Organization; Qualification of Company

The Company (i) is a société anonyme duly organized and validly existing under the laws of France; (ii) has full power and authority to carry on its business as it is now being conducted and to own, lease, use and operate the properties and assets it now owns, leases, uses or operates; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required.

Section 3.7 Capitalization

(a) The capitalization of the Company consists of 5,197,163 ordinary shares (actions ordinaires), par value 0.2 euro each and will consist as of the Closing Date of 6,107,705 ordinary shares (actions ordinaires) par value 0.2 euro each. The Shares have been duly authorized, are validly issued and fully paid and, as of the date hereof, are held of record by the respective Persons as set forth in Section 3.4 of the Disclosure Schedule.

(b) Except as set forth above and in Section 3.4 of the Disclosure Schedule, (i) there are no shares of capital stock of the Company authorized, issued or outstanding,

(ii) there are no securities, options, warrants, calls, pre-emptive, exchange, conversion, purchase or subscription rights, or other rights, agreements, arrangements or commitments of any kind, contingent or otherwise, that could require the Company to issue, sell or otherwise cause to become outstanding, any shares of capital stock or other equity or debt interest in the Company or require the Company to grant or enter into any such option, warrant, call, subscription, conversion, purchase or other right, agreement, arrangement or commitment, and no authorization has been given therefor, and (iii) and there are no commitments or agreements of any kind to which the Company or any Company Subsidiary is bound obligating the Company to accelerate the vesting or exercisability of any instrument referred to in clause (ii) of this paragraph as a result of the Transactions, either alone or upon the occurrence of any additional subsequent events.

(c) Except for the Shareholders’ Agreement (which will be terminated as of the Closing Date), there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect regarding the governance, the voting or transfer of any shares of capital stock or any other equity interests in, or any rights or obligations of any equity holders of, the Company.

Section 3.8 Subsidiaries and Affiliates

(a) Set forth on Section 3.8(a) of the Disclosure Schedule is a complete and correct list of all Subsidiaries, indicating the name, the jurisdiction of organization, the capitalization, and the shareholders (with the number of shares of capital stock (or other equity securities) owned by such shareholders) of each Subsidiary.

(b) Each Subsidiary (i) is duly organized and validly existing under the laws of the jurisdiction of its organization; (ii) has full power and authority to carry on its business as it is now being conducted and to own, lease, use and operate the properties and assets it now owns, leases, uses and operates; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required.

(c) Except as set forth in Section 3.8(c) of the Disclosure Schedule, all of the shares of capital stock of each Subsidiary have been duly authorized, are validly issued, fully paid and non-assessable. As of the date hereof, all of the shares of capital stock of each Subsidiary are owned, free and clear of any Encumbrance by the Persons named on Section 3.8(c)of the Disclosure Schedule and in the amounts set forth thereon. As of the Closing Date, all of the shares of capital stock of each Subsidiary, are owned free and clear of any Encumbrance by the Company.

(d) (i) There are no shares of capital stock of the Company authorized, issued or outstanding; (ii) there are no securities, options, warrants, calls, pre-emptive, exchange, conversion, purchase or subscription rights, or other rights, agreements, arrangements or commitments of any kind, contingent or otherwise, that could require a Subsidiary to issue, sell or otherwise cause to become outstanding, any shares of capital stock or other equity or debt interest in the Subsidiary or require a Subsidiary to grant or enter into any such option, warrant, call, subscription, conversion, purchase or other right, agreement, arrangement or commitment, and no authorization has been given therefor.

(e) Except as set forth in Section 3.8(e) of the Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect regarding the governance, the voting or transfer of any shares of capital stock or any other equity interests in, or any rights or obligations of any equity holders of, any of the Subsidiaries.

(f) None of the Company and the Subsidiaries own, directly or indirectly, any capital stock or other equity securities of any corporation (other than the Subsidiaries) or have any direct or indirect interest or investment (whether equity or debt) in any other Person (other than publicly traded securities constituting less than two percent of the outstanding equity of the issuing entity).

Section 3.9 Consents and Approvals; No Violations

Except as set forth in Section 3.9 of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement by any Seller, nor the consummation of the Transactions will (i) conflict with or result in any breach of any provision of the certificate of incorporation, the by-laws or similar organizational documents of the Company or any Subsidiary, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity or other Person (including consents from parties to loans, contracts, leases and other agreements to which the Company or any Subsidiary is a party), (iii) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation, acceleration, increase of payments) under, or result in the loss of a benefit or the creation of any Encumbrance on any property or asset of the Company or any Subsidiary, under, any of the terms, conditions or provisions of any Contract, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their properties or assets.

Section 3.10 Books and Records

(a) Sellers have delivered to Purchaser correct and complete copies of the by-laws as well as of any other constituent or governing document of each of the Company and its Subsidiaries (as amended to date). Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its by-laws or other constituent or governing document applicable to it.

(b) The books of account, minute books, stock record books and other records of the Company and the Subsidiaries are complete and correct in all material respects and have been maintained in accordance with all Requirements of Law. The minute books of the Company contain accurate and complete records of all meetings of, and corporate actions taken by, the shareholders of the Company and the Board, and no meeting of the Company shareholders or the Board has been held for which minutes have not been prepared and are not contained in such minute books. The corporate bodies of the Company and each of its Subsidiaries operate in accordance with all Requirements of Law. True and complete copies of the minute books of the Company and its Subsidiaries have been provided to the Purchaser prior to the date hereof.

(c) Section 3.10(c) of the Disclosure Schedule lists the directors and officers of each of the Company and its Subsidiaries.

(d) The Company has not received any notice regarding, any instances of fraud or similar behavior committed by employees of the Company or its Subsidiaries in control positions.

Section 3.11 Financial Statements

(a) Set forth in Section 3.11(a) of the Disclosure Schedule are true and complete copies of (i) the audited balance sheets of the Company and Musiwave Asia Ltd as of December 31, 2004, and the related audited statements of income for the fiscal year ending on such date, as well as all annexes and notes thereto, (ii) the unaudited balance sheets of MP3 SARL as of March 31, 2005, and the related audited statements of income for the fiscal year ending on such date and (iii) the unaudited balance sheets of the Company and Musiwave Asia Ltd as of June 30, 2005, and statements of income for the semi-annual period then ended, together with, for each of the accounts set forth in (i), above, the reports thereon from the statutory auditors of the Company or Subsidiaries, as the case may be (collectively, the “Financial Statements”).

(b) The Financial Statements (i) are true and correct (réguliers et sincères) and fairly present (donnent une image fidèle) the financial position and the results of operations (and changes in financial position, if any) of the Company and its Subsidiaries at the dates and for the periods to which they relate, (ii) have been prepared in accordance with French GAAP, consistently applied throughout the periods presented in the Financial Statements, and (iii) reflect all liabilities (whether absolute, accrued, contingent or otherwise) of the Company and its Subsidiaries required to be recorded thereon or in the annexes or notes thereto in accordance with French GAAP as at the respective dates thereof.

(c) Except for IDR, (“indemnités de départ en retraite”), IFC (“indemnités de fin de carrière”) or “Médailles du travail,” sufficient accruals for which are detailed in Section 3.11(c) of the Disclosure Schedule, the Financial Statements reflect all accrued and unpaid wages, compensation and other obligations of the Company and its Subsidiaries required to be reflected in the Financial Statements in accordance with French GAAP with respect to their current and former employees as of the date of the respective Financial Statements.

(d) The statements of income included in the Financial Statements do not reflect the operations of any entity or business other than activities discontinued in the ordinary course of business that will not constitute a part of the business and operations of the Company and its Subsidiaries at the Closing.

(e) Neither the Company nor any of its Subsidiaries: (i) has suspended its payments or is unable or deemed to be unable to pay its debts as they become due, (ii) has made an amicable settlement with its creditors (règlement amiable) or entered into any moratorium or other arrangement with its creditors generally, (iii) is in judicial reorganization (redressement judiciaire) or judicial liquidation (liquidation judiciaire), (iv) has been the object of any proceedings for the reorganization or collective discharge of its liabilities under the laws of any jurisdiction, (v) has filed any motion, request or petition of bankruptcy, reorganization, suspension of lawsuits or claims by its creditors or the equivalent thereof, or (vi) is under the threat of any such proceedings. Neither the Company nor any of its Subsidiaries are under voluntary liquidation or winding-up or cease or propose to cease to carry on all or a substantial part of their respective businesses, it being provided that MP3 SARL has ceased its operational activities.

(f) It is expressly acknowledged and agreed by the Parties that the Sellers shall make no representation or warranty whatsoever in relation to the book value of the shareholdings held by the Company in the Subsidiaries recorded in the Company’s Financial Statements.

Section 3.12 No Undisclosed Liabilities

Except as set forth in Section 3.12 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) except (i) which is required to be reflected in the Financial Statements (including their annexes and notes) and as disclosed in the Financial Statements and (ii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice. The reserves reflected in the Financial Statements have been calculated in accordance with French GAAP.

Section 3.13 Absence of Certain Changes

Since the Balance Sheet Date, and except as set forth in Section 3.13 of the Disclosure Schedule, (i) the Company and each of its Subsidiaries have conducted their respective businesses in a prudent manner (en bon père de famille), in the ordinary course of business and consistent with past practice and, neither the Company nor any of its Subsidiaries has undertaken any of the actions listed under Section 5.1, and (ii) there has not occurred any material adverse change in the financial condition, assets, liabilities, businesses, results of operations or prospects of the Company and its Subsidiaries.

Section 3.14 Accounts Receivable

All accounts receivable of the Company and each of its Subsidiaries, whether reflected in the Balance Sheet or otherwise, represent sales actually made or services actually performed in the ordinary course of business and are current and collectible net of the reserves shown on the Balance Sheet for such accounts receivable (as adjusted to reflect the ordinary course of business through the Closing Date in accordance with past custom and practices). All allowances, rebates and discounts to customers of the Company and its Subsidiaries are reflected on the books of the Company and its Subsidiaries. The aggregate amount of reserves for uncollectible accounts receivable and allowances, rebates and discounts to customers, as reflected on the books of the Company and its Subsidiaries, does not exceed five (5) percent of the accounts receivable of the Company and its Subsidiaries.

Section 3.15 Assets

(a) The Company and its Subsidiaries own, lease or otherwise have full and legally enforceable rights to use all the tangible assets necessary for the conduct of, or otherwise material to, their respective businesses and operations as presently conducted (the “Assets”).

(b) The Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased assets a valid leasehold interest in, all the Assets, including those reflected in the Financial Statements or acquired since the Balance Sheet Date (other than those disposed of in the ordinary course of business), in each case free and clear of all Encumbrances, other than Encumbrances that would not, individually or in the aggregate, detract from the values of such assets or interfere with the use of such assets or the conduct of the business and operations of the Company or any of its Subsidiaries.

(c) Subject to normal wear and tear, all of the Assets are in good working condition with no known material Defect and are adequate for the uses to which they are being put. None of such Assets is in need of maintenance or repair, except ordinary, routine maintenance and repairs which are not material in nature or cost. With respect to each item of such Assets, neither the Company nor any of its Subsidiaries has received any notification that they are in violation of any applicable regulation and, to the Knowledge of the Sellers, no such violation exists.

Section 3.16 Real Property

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Set forth on Section 3.16(b) of the Disclosure Schedule is a complete and correct copy of all real property leases, subleases and occupancy agreements pursuant to which the Company or a Subsidiary uses or occupies any real property in connection with, necessary for the conduct of, or otherwise material to, its business and operations (the “Leases”). Each Lease is legal, valid, binding, enforceable and in full force and effect and grants the Company or such Subsidiary, as the case may be, the exclusive right to use and occupy the premises relating thereto; and the Company and each Subsidiary enjoys peaceful and undisturbed possession of each such premises.

(c) There are no proceedings in eminent domain or other similar proceedings pending or, to the Knowledge of Sellers, threatened, with respect to any real property (or any portion thereof) leased by the Company or any of its Subsidiaries and the use and operations of any real property leased by the Company or any of its Subsidiaries (or any portion thereof) do not violate any agreement, commitment or Requirements of Law affecting such real property.

(d) Neither the Company nor any of its Subsidiaries has received notification that it is in violation of any applicable building, zoning, health or other Requirements of Law in respect of their leased real properties.

Section 3.17 Equipment

The equipment owned or used by the Company and each of its Subsidiaries, including, in particular and without limitation, any computer hardware, software, network, information systems, telecom hardware item or hosting facilities (the “Systems”), is in good operating condition and repair, is adequate for the uses to which it is being put, and has at all times been operated in accordance with all Requirements of Law. The Company and the Subsidiaries have taken all reasonable steps, in line with industry standards, to ensure that security and internal controls are in place to avoid or remedy to any material security breach or any material failure or disruption with respect to the Systems. None of the Systems are in need of maintenance or repair except for ordinary, routine maintenance and repairs which are not material in nature or cost. Neither the Company nor any of its Subsidiaries has received notification that it is in violation of any applicable building, zoning, health or other Requirements of Law in respect of their operations or the real property. The equipment of the Company and its Subsidiaries is sufficient for the continued conduct of the Company and its Subsidiaries’ businesses after the Closing in substantially the same manner as conducted prior to the Closing.

Section 3.18 Environmental Matters

(a) Each of the Company and its Subsidiaries (and their respective predecessors) is and at all times has been in full compliance with all Environmental Laws. Such compliance includes, but is not limited to, the possession by the Company and each of its Subsidiaries of all permits and other authorizations by Governmental Entities required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) Neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Entity or any Person, that alleges that the Company or any of its Subsidiaries is not in full compliance with any Environmental Laws.

(c) There is no Environmental Claim by any Person that is pending or threatened against the Company or any of its Subsidiaries and there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Materials of Environmental Concern, that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

(d) None of the employees or other personnel of the Company or any of its Subsidiaries have been exposed to, or have come into contact with, any pollutants, chemicals or industrial, toxic or hazardous substances or wastes that will result in any liability or obligation on the part of the Company or any of its Subsidiaries.

Section 3.19 Material Contracts

(a) Section 3.19(a) of the Disclosure Schedule sets forth a true and complete list of, and Sellers have made available to Purchaser true and complete copies of each of the following types of Contracts to which the Company or its Subsidiaries is a party (each a “Material Contract”):

•	Contracts with record labels which generate expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Service provider contracts with mobile phone carriers which generate expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts with SMS network providers which generate revenues or expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts with owners of compression technology which generate expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts with authors or collecting societies which generate expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts with component providers which generate revenues or expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts for in-bound licenses (i.e. license agreement pursuant to which the Company or its Subsidiaries is the licensee) which generate expenses in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts for out-bound licenses (i.e. license agreements pursuant to which the Company or its subsidiaries is the licensor) which generate revenues in excess of fifty thousand euros (€50,000) over a twelve-month period;

•	Contracts containing any service level agreement whether in-bound (i.e. the Company or any of its Subsidiaries is the beneficiary of the service level agreement) or out-bound (i.e. the Company or any of its Subsidiaries is the provider of the Services of the service level agreement);

•	Contracts for the hosting of the servers or any services;

•	Contracts that were not entered into in the ordinary course of business or pursuant to which the Company or its Subsidiaries is obligated to pay amounts in excess of twenty-five thousand euros (€25,000) per twelve-month period;

•	Contracts that involve performance of services or delivery of goods by either the Company or any of its Subsidiaries of an amount or value in excess of twenty-five thousand euros (€25,000) per twelve-month period;

•	Contracts with the ten largest suppliers, as well as any Contracts with suppliers that contain exclusivity provisions and/or price discounts;

•	Contracts concerning a partnership or a joint-venture;

•	Contracts providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

•	Loan agreements, indentures, letters of credit, mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees and other agreements and instruments relating to the borrowing of money or obtaining of or extension of credit pursuant to which the Company or any of its Subsidiaries is an obligor or guarantor and which result in liability in excess of fifty thousand euros (€50,000);

•	Material licenses, licensing arrangements, and other Contracts providing in whole or in part for the use of, or limiting the use of, any Intellectual Property which generate revenues or expenses in excess of fifty thousands euros (€50,000) over a twelve-month period;

•	Contracts for the employment of any individual on a full-time, part-time, consulting or other basis providing annual compensation in excess of sixty thousand euros (€60,000) or providing severance benefits;

•	Collective bargaining agreements with labor unions that relate to employees of the Company or its Subsidiaries;

•	Any profit-sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other material plan or arrangement for the benefit of the Company or its Subsidiaries’ current or former directors, officers or employees;

•	Contracts entered into with any director or manager, or Affiliates of Sellers, the Company or its Subsidiaries;

•	Contracts that contain a provision or covenant materially prohibiting, impairing, limiting or restricting, or purporting to materially prohibit, impair, limit or restrict, the ability of the

Company or any of its Subsidiaries to (i) sell or license any products or services of or to any other person in any material respect, (ii) engage in any line of business, or (iii) compete with or obtain products or services from any person or limit the ability of any person to provide products or services to the Company or any of its Subsidiaries;

•	Contracts pursuant to which the Company or a Subsidiary has obligations or liabilities as guarantor, co-signer, endorser or otherwise in respect of the obligations of any Person;

•	Contracts granting any Person any rights of first refusal, rights of first offer, preemptive rights, or similar rights;

•	Contracts under which the consummation of the Transactions would constitute a breach or a default or an event of acceleration or would give the other contracting party the right to terminate, accelerate, renegotiate or amend such contract;

•	Contracts concerning confidentiality other than contracts entered into in the ordinary course of business;

•	Settlement agreements or consent orders under which the Company or any of its Subsidiaries has ongoing obligations;

•	Powers of attorney currently effective and outstanding;

•	Each amendment, supplement, and modification in respect of any of the foregoing.

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedule, each Material Contract is (i) valid, binding, enforceable and is in full force and effect, (ii) has been entered into in writing, and (iii) does not contain a change of control provision.

(c) In addition, each Material Contract containing service level agreements, (i) under which the Company or its Subsidiaries hosts its services contains all required, sufficient and necessary provisions to ensure the continued conduct of, and for the purposes of, the Companies or its Subsidiaries’ businesses; or (ii) pursuant to which the Company or its Subsidiaries provide services to third parties, do not contain provisions imposing on the Company or its Subsidiaries any obligation or liability exceeding generally accepted industry standards.

(d) Except as set forth in Section 3.19(d) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach of or default under, any Material Contract and, no event has occurred and no condition exists which, with the lapse of time, the giving of notice, or both, or the occurrence of any further event or condition, would become a default of a material provision under any Material Contract.

(e) Except for the Material Contracts set forth in Section 3.19(e) of the Disclosure Schedule, none of the Material Contracts contains any “most-favored nation” or similar provision.

Section 3.20 Customers

Set forth on Section 3.20 of the Disclosure Schedule is a complete and correct list of the ten (10) largest customers by revenue of the Company and its Subsidiaries based on the revenue earned by the Company or its Subsidiaries by providing services to such customers during the past twelve (12) months, together with a list, and the revenue earned by providing services to, such customer during such twelve (12)-month period. Since January 1, 2005, there has not been any material adverse change in the business relationships of the Company or any Subsidiary with any significant customer, and neither the Company nor any of its Subsidiaries has received any notice that there would be an adverse change in its relations with any significant customer or group of customers as a result of the acquisition of the Company by Purchaser, including that any significant customer or group of customers would cease to order products or services from the Company or its Subsidiaries, would reduce the quantity of products or services it orders from the Company or its Subsidiaries, or would seek a reduction in the prices of the products sold, or services rendered, to such customer or group of customers by the Company or its Subsidiaries.

Section 3.21 Suppliers

Set forth on Section 3.21 of the Disclosure Schedule is a complete and correct list of the ten (10) largest suppliers, including, in particular without limitation, any hardware, software and IT services supplier, and content providers of the Company and its Subsidiaries based on the aggregate value of products, licenses, merchandise, raw materials and other goods and services ordered by the Company and its Subsidiaries from such suppliers during the past twelve (12) months, together with a list, and the aggregate value, of the goods, licenses, products and services supplied by each supplier during such twelve (12)-month period. Since January 1, 2005, there has not been any material adverse change in the business relationships of the Company or any Subsidiary with any significant supplier, and neither the Company nor any Subsidiary has received any notice, that there would be an adverse change in its relations with any significant supplier as a result of the acquisition of the Company by Purchaser, including any change in the terms and conditions on which, any significant supplier would supply products, merchandise, licenses, raw materials or other goods or services to the Company and its Subsidiaries.

Section 3.22 Sales Representatives

No sales representative is, individually or collectively with other sales representatives, responsible for accounts of customers of the Company or a Subsidiary that ordered goods or services from the Company and its Subsidiaries.

Section 3.23 Intellectual Property

(a) Section 3.23 of the Disclosure Schedule sets forth a true, complete and exhaustive list of all Company Intellectual Property and any agreement related to any Company Intellectual Property. Section 3.23(a)(i) of the Disclosure Schedule sets forth a complete list of all relationships with Governmental Entities entered into by the Company regarding Intellectual Property. Section 3.23(a)(ii) of the Disclosure Schedule sets forth a complete list of all assignments of Intellectual Property to the Company or its Subsidiaries by employee or independent contractor of the Company and any of its Subsidiaries. Section 3.23(a)(vi) of the Disclosure Schedule sets forth a complete list of all audits pending. Section 3.23(a)(viii) of the Disclosure Schedule sets forth a complete list of all right of use of Intellectual Property.

(b) Except as set forth in Section 3.23(b) of the Disclosure Schedule, the Company and each of its Subsidiaries has such ownership of, or such rights to use, by license or other agreement, all Intellectual Property as currently used by the Company and its Subsidiaries, and all Intellectual Property that is necessary to operate the Company and its Subsidiaries’ businesses and activities as currently operated. All Company Intellectual Property is valid, subsisting and enforceable. Each item of Intellectual Property owned or available for use by the

Company or its Subsidiaries immediately prior to the Closing hereunder will be owned or available for use by the Company and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing hereunder. Neither the Company nor any of its Subsidiaries will be, as a result of the execution of this Agreement and the consummation of the Transactions, in breach of any license, sublicense or other agreement relating to any Intellectual Property.

(c) Neither the Company nor its Subsidiaries are bound by, and no Company Intellectual Property is subject to, any contract containing (i) any covenant or other provision that in any way limits or restricts the ability of the Company or its Subsidiaries to use, exploit, assert, or enforce any Company Intellectual Property as currently operated, and no such current operation is in violation of any such contract or Requirement of Law or (ii) any covenant or any provision relating to Intellectual Property that in any way grants “most favored nation” treatment (i.e., a right or an option to the other party to the agreement containing such covenant or other provision to be treated no less well than another party to another contract).

(d) Each Person who is or was an employee or independent contractor of the Company and any of its Subsidiaries or who is or was involved in the creation or development of any Intellectual Property in connection with such employment or independent contracting arrangement has signed a valid and enforceable agreement containing an assignment of such Intellectual Property to the Company or its Subsidiaries and confidentiality provisions protecting such Intellectual Property and other Company Intellectual Property rights of the Company and its Subsidiaries.

(e) No current or former employee or independent contractor of the Company and any of its Subsidiaries who is or was involved in the creation or development of any Intellectual Property in connection with such employment or independent contracting arrangement has any claim, right (whether or not currently exercisable) or interest to or in such Intellectual Property.

(f) No employee or independent contractor of the Company or any of its Subsidiaries who is or was involved in the creation or development of any Intellectual Property in connection with such employment or independent contracting arrangement is: (x) bound by or otherwise subject to any contract restricting him or her from performing his or her duties for the Company or its Subsidiaries; or (y) to the Knowledge of the Sellers, in breach of any contract with any former employer or other Person concerning such Intellectual Property, conflicts of interest or confidentiality.

(g) Except as set forth in Section 3.23(g) of the Disclosure Schedule, no funding, facilities or personnel of any Governmental Entity or other Person were used, directly or indirectly, by the Company or any of its Subsidiaries to develop or create, in whole or in part, any Intellectual Property.

(h) The Company and its Subsidiaries have taken all reasonable steps to maintain the confidentiality of and otherwise to protect and enforce their rights in all proprietary information held by the Company and its Subsidiaries as a trade secret.

(i) Neither the Company nor its Subsidiaries have ever assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property right which the Company or its Subsidiaries own to any other Person.

(j) Neither the Company nor its Subsidiaries are now or have ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company Intellectual Property, other than at arm’s length conditions.

(k) All documents and instruments necessary to perfect the rights of the Company and its Subsidiaries in any Company Intellectual Property have been validly executed, delivered and filed in a timely manner, if and when required, with the appropriate Governmental Entity. Each patent application in which the Company or any of its Subsidiaries has or purports to have an ownership interest was properly filed in accordance with all applicable legal requirements. No application for a patent, trademark registration or any other type of Registered Intellectual Property filed by or on behalf of the Company or any of its Subsidiaries used by the Company or its Subsidiaries has been abandoned, allowed to lapse or rejected. No trademark (whether registered or unregistered), company name, domain name or trade name owned, used, or applied for by any the Company or any of its Subsidiaries conflicts or interferes with any rights such as trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. Each item of Company Intellectual Property has been in compliance at all times with all applicable legal requirements, and all filings, payments and other actions required to be made or taken by the Company or one of its Subsidiaries to maintain such item of Company Intellectual Property in full force and effect have been made or taken by the applicable deadline.

(l) Sellers have provided to Purchaser, or prior to the Closing will provide to Purchaser, complete and accurate copies of all (x) applications, registrations, grants, correspondence and other material documents related to Company Registered Intellectual Property and (y) justifying documents entitled to demonstrate that the Company and its Subsidiaries have paid all the required fees, in particular to relevant collecting societies, guilds and labels with respect to the use of any Intellectual Property.

(m) Except as disclosed in Section 3.23(m) of the Disclosure Schedules, no proceeding and no audit, hearing, or opposition of any nature is pending or has been pending or to the knowledge of the Company, has been threatened in writing, in which the scope, validity or enforceability of any Company Intellectual Property is being, has been contested or challenged; and there is no basis for a claim that any Company Intellectual Property owned by the Company or any of its Subsidiaries is invalid or unenforceable.

(n) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated therein shall, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Company Intellectual Property; (ii) the release, disclosure or delivery of any Company Intellectual Property by or to any escrow agent or other Person; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in the Company Intellectual Property.

(o) To the Knowledge of the Sellers, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(p) To the Knowledge of the Sellers, neither the Company nor its Subsidiaries have infringed or otherwise violated any Intellectual Property of any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Proceeding is pending or has been threatened against the Company or any of its Subsidiaries or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Subsidiaries with respect to such claim or proceeding;

(ii) neither the Company nor the Subsidiaries have ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person that has not been validly settled;

(iii) neither the Company nor its Subsidiaries are bound by any contract other than Material Contracts disclosed in Section 3.19(a) of the Disclosure Schedule to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim;

(iv) no claim or proceeding involving any Company Intellectual Property is pending or, to the knowledge of the Company or its Subsidiaries, has been threatened in writing, except for any such claim or Proceeding that, if adversely determined, would not adversely affect: (x) the use or exploitation of such Intellectual Property or Intellectual Property right by the Company or its Subsidiaries; or (y) the manufacturing, distribution or sale of any product or service being developed, offered, manufactured, distributed or sold by the Company or its Subsidiaries; and

(v) no Material Contract entered into by the Company or any of its Subsidiaries constitutes or permits any infringement of any third party’s Intellectual Property rights or any other right.

(q) The Company and the Subsidiaries have taken all reasonable steps (i) to ensure that none of the Software contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such Software or any product or system containing or used in conjunction with such Software and (ii) if such bug, defect or error have occurred to cure and remedy them in accordance with industry best standards of care.

(r) The Company and the Subsidiaries have taken all reasonable steps to ensure that:

(i) the Software does not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of (x) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (y) damaging or destroying any data or file without the user’s consent; and

(ii) if such “back door”, “drop dead device,” “time bomb,” “Trojan horse,” or “worm” have occurred to cure and remedy to them in accordance with industry best standards of care.

(s) Except as disclosed in Section 3.23(s) of the Disclosure Schedule, no source code for any Software has been delivered, licensed or made available to any escrow agent or other Person. Neither the Company nor its Subsidiaries have any duty or obligation to deliver, license or make available the source code for any Software owned by the Company or its Subsidiaries to any escrow agent or other Person.

(t) The representations and warranties set forth in this Section 3.23 shall not cease to be true by reason of the consummation of the Transactions.

Section 3.24 Labor and Employee Matters

(a) The employees of the Company and its Subsidiaries, along with details of their status, age, seniority, base salary, variable remuneration, benefits in kind, type of contract (fixed-term, indefinite term, part-time, full time), are listed in Section 3.24(a) of the Disclosure Schedule.

(b) True and complete copies of the employment contracts of the ten (10) highest paid key executives of the Company and its Subsidiaries (the “Key Employees”) have been provided to the Purchaser prior to the date hereof and are attached in Section 3.24(d) of the Disclosure Schedule.

(c) Except for the employment contracts of which true and complete copies are attached in Section 3.24(c) of the Disclosure Schedule and the employment contracts referred to in paragraph (b) above, the employment contracts of all employees of the Company or its Subsidiaries conform with the standard employment contracts of the Company of which a true and complete copy is attached in Section 3.24(c) of the Disclosure Schedule.

(d) No executive, none of the Key Employees, nor any group of employees (except for Gilles Babinet) has notified its decision to terminate employment with either the Company or any of its Subsidiaries as a result of the Transactions or otherwise.

(e) Except for the litigation listed in Section 3.24(e) of the Disclosure Schedule, there are no complaints, lawsuits or other proceedings pending or threatened in any forum by or on behalf of any present or former employee or group of employees of the Company or any of its Subsidiaries or by or on behalf of any union, union representative, works council, or employee delegate, alleging breach of any employment contract, any laws or contractual arrangements governing employment or the termination thereof, or other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(f) No employment or other contract has been concluded with any current or former employee or director of the Company or of any of its Subsidiaries which contains provisions of an exceptional nature and still in force, including, but not limited to, dismissal indemnities exceeding those provided by the applicable collective convention or provisions granting the beneficiary exceptional specific advantages including special employee benefits.

(g) Except as stated in Section 3.24(g) of the Disclosure Schedule, the Company is and has been granting all pension and employee plans imposed by the Requirements of Law (collectively, the “Employee Plans”), and only such pension and employee plans. There are no unpaid amounts due in respect of any Employee Plans in which the Company and the Subsidiaries participate. All liabilities and contingent liabilities with regard to such Employee Plans as at the Balance Sheet Date have been properly accounted for in the Financial Statements.

(h) Except as stated in Section 3.24(h) of the Disclosure Schedule, the Company and its Subsidiaries comply in all material respects with all applicable labor and employee health and safety laws, rules and regulations, and in particular with their relevant collective status and collective bargaining agreements, and with all orders from any Governmental Entity relating to labor and employee health and safety matters applicable to them. Neither the Company nor any of its Subsidiaries is subject to any specific material proceedings by any applicable Governmental Entity with respect to failures to comply with labor and immigration law, rules and regulations.

(i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, except for the “Convention Collective Prestataires de Service.”

(j) There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or, to the Knowledge of the Sellers, threatened against or affecting the Company or any of its Subsidiaries.

(k) There are no on-going negotiations, discussions or commitments with works council or trade union or any employee representative body.

Section 3.25 Litigation

Except as set forth in Section 3.25(a) of the Disclosure Schedule, there is no injunction, action, claim, complaint, suit, inquiry, proceeding or investigation by or before any court or Governmental Entity pending or threatened against or involving the Company or any of its Subsidiaries.

Section 3.26 Compliance with Laws

(a) Each of the Company and its Subsidiaries has complied in a timely manner and in all material respects with all Requirements of Law applicable to it, the conduct or operation of its business or the use or ownership of any of its assets, and no event has occurred or no circumstance exists that may constitute or result in (with or without notice or lapse of time, or both) a violation or a failure to comply with any such Requirements of Law.

(b) Neither the Company nor any of its Subsidiaries has received any notice or other communication (whether oral or written) from any Governmental Entity or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with any Requirements of Law, or (ii) any actual, alleged, possible, or potential obligation on the part of either the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of any remedial action of any nature.

(c) There is no agreement, judgment, injunction, order or decree binding upon the Company or its Subsidiaries which has the effect of prohibiting or impairing any current business practice of the Company or its Subsidiaries, any acquisition of property by the Company or the Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted.

Section 3.27 Permits

The Company and each of its Subsidiaries has, and at all times has had, all permits, licenses and other authorizations of Governmental Entities that are required for the conduct of its business and operations as presently conducted (including permits, licenses and other authorizations relating to health and safety matters, environmental protection and pollution control); and the Company and each of its Subsidiaries is, and at all times has been, in compliance with the provisions of such permits, licenses and authorizations.

Section 3.28 Insurance

The Company and each Subsidiary maintain, or are entitled to benefit from, insurance coverage of the type and in amounts customarily maintained by Persons conducting businesses or owning or operating assets similar to those of the Company and its Subsidiaries. Section 3.28 of the Disclosure Schedule sets forth a true and complete list and description of all insurance policies and other insurance arrangements entered into by the Company and its Subsidiaries in connection with the operation of their respective businesses and assets, together with a statement of the aggregate amount of claims paid out, and claims pending, under each such insurance policy or other arrangement through the date hereof. All such insurance coverage: (i) is in full force and effect; (ii) complies with all applicable Requirements of Law and all requirements of any applicable lease or contract. Neither the Company nor any of its Subsidiaries is in breach or default under any provision of such insurance coverage. Neither the Company nor any of its Subsidiaries has received a notice of a termination, cancellation or material alteration of any insurance coverage. Except as stated in Section 3.28 of the Disclosure Schedule, there is no claim pending under any of such insurance policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements.

Section 3.29 Casualties

Since the Balance Sheet Date neither the Company nor any of its Subsidiaries has been affected in any way as a result of flood, fire, explosion or other casualty (whether or not material and whether or not covered by insurance).

Section 3.30 Tax Matters

(a) For purposes of this Section 3.30, the terms “Company” and “Subsidiaries” shall include any other company, partnership, or interest grouping which has been merged, absorbed, liquidated, or contributed by way of a universal transfer of assets and liabilities to the Company or the Subsidiaries.

(b) The Company and each of the Subsidiaries comply and have complied, for all periods open for Tax audit or claims under the applicable statutes of limitation (as the same may be extended under applicable law), with the Tax Regulations and, more particularly, and without limitation, have filed on a timely basis with the appropriate Governmental Entity all Tax Returns required to be filed by them under applicable Requirements of Law. Where a Tax Return was required to be filed on behalf of the Company or any of the Subsidiaries with any Governmental Entity by another taxpayer by reason of a tax consolidation regime or otherwise, such Tax Return has been duly and timely filed. All such Tax Returns filed by or on behalf of the Company or any of its Subsidiaries have been true, correct and complete.

(c) All Taxes required to be paid by or on behalf of the Company and its Subsidiaries that were due and payable on or prior to the Closing Date, either individually or jointly and severally with any other Person, and whether or not shown on any Tax Return, have been timely and duly paid to the appropriate Governmental Entity and in the manner prescribed by applicable Requirements of Law. The Company has made sufficient provisions in the balance sheets of the Company and its Subsidiaries as of June 30, 2005 for the payment of all Taxes which may become due in relation to periods prior to June 30, 2005.

(d) There are no pending Tax-related audits, inspections, inquiries, litigation proceedings or claims against, or related to the taxable income of, the Company or any of its Subsidiaries, no deficiency for any Taxes has been proposed, asserted or assessed which has not been finally resolved, and none of the Company or its Subsidiaries, has received any request for information or notice from any Tax authority.

(e) Except as set forth in Section 3.30(e) of the Disclosure Schedule neither the Company nor any of its Subsidiaries (i) has received any written Tax ruling or entered into any written and legally binding agreement or is currently under negotiations to enter into any such agreements with any Tax authority that would affect the Tax situation of the Company or its Subsidiaries in any time period ending after the Closing; (ii) has made any commitment or entered into any agreement or taken any action resulting in Tax deferral or in a Tax deferred liability; (iii) benefits from a specific Tax regime subordinated to the respect of any undertaking whatsoever, or has consented to, or may be found liable as a result of, any undertaking in respect of Taxes made in the context of acquisitions, divestitures, mergers, restructuring or similar transactions; or (iv) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) At the Closing Date, there shall not be any Encumbrances on any of the assets of the Company or of any of its Subsidiaries in connection with any failure (or alleged failure) to pay any Tax.

(g) Neither the Company nor any of its Subsidiaries has taken or omitted to take any action which has resulted in the extension of any statute of limitations for the collection of any Tax or for the audit of any Tax Return for any period ending on or before the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of or a party to any partnerships, joint ventures or interest groupings, or Tax grouping (intégration fiscale) or Tax allocation agreements under which the Company or any of its Subsidiaries may be responsible for any Tax obligations of any other Person.

(i) All Tax credits and Tax losses reported in the Tax Returns of the Company or any of its Subsidiaries are valid and will not be affected by the Transactions.

Section 3.31 Powers of Attorney and Guarantees

Neither the Company nor any of its Subsidiaries has given any power of attorney or similar authority which remains in force and no person, as agent or otherwise, is entitled or authorized to bind or commit either the Company or any of its Subsidiaries in any way (other than its directors and officers in the ordinary course of business) and neither the Company nor any of its Subsidiaries has granted any guaranties, sureties or warranties with respect to the performance of obligations contracted by third parties (including shareholders, corporate officers or employees).

Section 3.32 Brokers or Finders Fees; Bonuses

The Transactions have been carried out by and on behalf of Sellers in such a manner so as not to give rise to any valid claim by any Person (including any investment banker, advisor, finder, broker, agent or other intermediary) against Purchaser, the Company or any of its Subsidiaries for any fee, commission or similar compensation as a result of the Transactions, except as set forth in Section 3.32 of the Disclosure Schedule. No director, officer, or employee of the Company or any of its Subsidiaries is entitled to any bonus, or has a claim to seek a bonus, as a result of the consummation of the Transactions.

Section 3.33 Relationship with Related Persons

Neither the Sellers or any of their respective Affiliates, nor any officer, director or manager of the Company or any Subsidiary has, any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to the Company or its Subsidiaries’ businesses. Neither the Sellers, nor any officer, director or manager of the Company or any Subsidiary, owns (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings (other than at market conditions) or a material financial interest in any transaction with the Company or a Subsidiary, (ii) engaged in competition with the Company or its Subsidiaries with respect to any line of the products or services of the Company or its Subsidiaries in any market presently served by the Company or its Subsidiaries, or (iii) owns, directly or indirectly, in whole or in part, any Intellectual Property rights or any other Intellectual Property that are necessary for the business of the Company or any Subsidiary other than at market conditions. Neither the Sellers, nor any officer, director or manager of the Company or any Subsidiary is a party to any Contract with, or has any claim or right against, the Company or a Subsidiary except for (x) the rights of employees of the Company arising in the ordinary course of their employment agreements with the Company and (y) obligations that are not past due.

Section 3.34 Certain Payments

(a) No unrecorded fund or asset of the Company or any Subsidiary has been established for any purpose, (b) no accumulation or use of corporate funds of the Company or any Subsidiary has been made without being properly accounted for in the books and records of the Company or such Subsidiary, (c) no payment has been made by or on behalf of the Company or any Subsidiary with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (d) none of the Company, any Subsidiary, any director, officer, employee or agent of the Company or any Subsidiary or any other Person associated with or acting for or on behalf of the Company or any Subsidiary has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for shareholders, the Company, any Subsidiary or any Affiliate of the Company in securing business, (ii) to pay for favorable treatment for business secured for shareholders, the Company, any Subsidiary or any Affiliate of the Company, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of any shareholder, the Company, any Subsidiary or any Affiliate of the Company, or (iv) otherwise for the benefit of any shareholder, the Company, any Subsidiary or any Affiliate of the Company in violation of any Requirements of Law. Neither the Company nor any Subsidiary nor any current director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary has accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.

Section 3.35 Product Releases

All product release schedules provided by the Company and its Subsidiaries to any of their customers within the last twelve (12) months have been complied with by the Company and its Subsidiaries.

Section 3.36 Ancillary Agreements

The ancillary letters and agreements, copies of which, duly executed, are attached as Annex 3.36 (i) to (viii) hereto (the “Ancillary Agreements”) are valid, binding, enforceable and in full force and effect, subject to the satisfaction of the conditions precedent set forth therein, as of the date hereof and will continue to be valid (in accordance with their respective terms and conditions), binding, enforceable and in full force and effect on identical terms following the consummation of the Transactions.

Section 3.37 Full Disclosure

To the knowledge of Sellers, no representation or warranty of Sellers, nor any statement or certificate furnished or to be furnished to Purchaser pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser represents and warrants to Sellers that:

Section 4.1 Power and Authority

Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by the board of directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation of the Transactions.

Section 4.2 Binding Agreement

This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by each of the Sellers, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

Section 4.3 No Conflict, Consents or Default

Neither the execution, delivery and performance of this Agreement, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iv) violate any Requirements of Law applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the Transactions or which arise from the regulatory status of the Company or its Subsidiaries.

Section 4.4 Capitalization; Stock Consideration

There were 72,040,716 shares of Common Stock of Purchaser issued and outstanding as of August 31, 2005.

The shares of Purchaser Common Stock to be issued to Sellers in connection with the Initial Stock Payment and the Earn-out Stock Payment, respectively, when issued in accordance with the Agreement, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Encumbrances, and issued in compliance with applicable federal and state securities Laws. Upon receipt of a permit pursuant to Section 25121 of the California Corporations Code, the shares of Purchaser Common Stock to be issued to Sellers in connection with the Initial Stock Payment and the Earn-Out Stock Payment are and will be freely transferable with no selling restrictions other than (i) those provided for under Section 1.10 above and (ii) those that arise under the application of Rule 145(d) of the Securities Act.

Section 4.5 SEC Reports

Since December 31, 2004, Purchaser has filed in a timely manner all documents that it was required to file with the SEC under Section 13(a), 14(a) and 15 (d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all rules and regulations thereunder (the “SEC Reports”). As of their respective filing dates, all SEC Reports complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and all rules and regulations thereunder. The financial statements of Purchaser included in the SEC Reports (the “Purchaser Financial Statements”) comply in all material respects with the published rules and regulations of the SEC with respect thereto.

Section 4.6 No Litigation

There are no actions by or against Purchaser or any of its Affiliates, or affecting any of the assets or the business of the Purchaser which would affect the legality, validity or enforceability of this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated thereby. None of Purchaser, its Affiliates nor any of the assets is subject to any governmental order (nor, to Purchaser’s knowledge, are there any such governmental orders threatened to be imposed by any Governmental Entity) which would affect the legality, validity or enforceability of this Agreement or any of the Ancillary Agreements or the consummation of the material transactions contemplated hereby or thereby.

Section 4.7 Full Disclosure

To the knowledge of Purchaser, no representation or warranty of Purchaser, nor any statement or certificate furnished or to be furnished to any Seller pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact.

Section 4.8 Brokers or Finders

The Transactions have been carried on by and on behalf of Purchaser in such a manner so as not to give rise to any valid claim by any Person (including any investment banker, advisor, finder, broker, agent or other intermediary) against Sellers for any fee, commission or similar compensation as a result of the Transactions.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company

Each Seller shall procure that, and covenant and agree that, after the date hereof and until the Closing Date, except (i) as expressly provided in this Agreement, or (ii) as may be agreed in writing by Purchaser:

(a) the business of the Company and its Subsidiaries shall be conducted in the same manner as heretofore conducted and in a prudent manner (en bon père de famille), in the ordinary course, and each of the Sellers, the Company and its Subsidiaries shall use its best efforts to preserve the business organization of the Company and its Subsidiaries intact, keep available the services of the current officers of the Company and its Subsidiaries and maintain the existing relations with material franchisees, customers, suppliers, creditors, business partners and others having material business dealings with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries shall institute any new methods of purchase, sale, lease, management, accounting or operation or engage in any transaction or activity other than minor changes in the ordinary course of business and consistent with past practice;

(b) except for the changes resulting from the increase of the share capital of the Company pursuant to the exercise of the BCEs and BSAs, neither the Company nor any of its Subsidiaries shall amend their certificates of incorporation or by-laws or other constituent or governing document, to the extent any such modification is not required by law, or by the rules or regulations of any Governmental Entity;

(c) except for the changes resulting from the increase of the share capital of the Company pursuant to the exercise of the BCEs and BSAs, neither the Company nor any of its Subsidiaries shall alter the Company or its Subsidiaries’ outstanding capital stock or declare, set aside, make or pay any dividend; or purchase or redeem any shares of the Company or its Subsidiaries’ capital stock;

(d) except for the changes resulting from the increase of the share capital of the Company pursuant to the exercise of the BCEs and BSAs, neither the Company nor any of its Subsidiaries shall issue or sell any of its capital stock or any options, warrants or other rights to purchase any such shares or any securities convertible into or exchangeable for such shares;

(e) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume short-term Indebtedness or finance leases exceeding twenty-five thousand euros (€25,000) in the aggregate from the date hereof until the Closing; (ii) pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness issued or guaranteed by the Company or any of its Subsidiaries, except as required by the terms thereof; (iii) modify the terms of any Indebtedness, other than modifications of short term debt in the ordinary and usual course of business and consistent with past practice; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except as described in the Disclosure Schedule as being in the ordinary course of business and consistent with past practice; (v) make any loans, advances or capital contributions to, or investments in, any other Person; (vi) enter into any material commitment or transaction (including any capital expenditure or purchase, sale or lease of material assets or real estate); (vii) write down the value of any inventory or write off as uncollectible, any material notes or accounts receivable, (viii) dispose of, abandon or permit to lapse any rights to any Intellectual Property;

(f) neither the Company nor any of its Subsidiaries shall permit or allow any of their material properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any liens;

(g) neither the Company nor any of its Subsidiaries shall cancel any debts;

(h) neither the Company nor any of its Subsidiaries shall be a party to any acquisition (except for the acquisition of the shares held by Kiet Lam in Musiwave Asia Ltd), merger, spin-off, consolidation, purchase of stock or interest in any corporation, partnership, association or other business organization or enter into or form any material joint-venture or enter into any agreement leading to any of the foregoing;

(i) neither the Company nor any of its Subsidiaries shall make any change in the compensation payable or to become payable to any of its officers, directors, or employees, or enter into or amend any employment (providing for an annual gross compensation in excess of sixty thousand euros (€60,000)), severance, termination or other agreement with, or employee benefit plan for, or make any loan or advance to, any of its officers, directors, or employees or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise (except in the ordinary course of business consistent with past practices);

(j) neither the Company nor its Subsidiaries shall make any changes to their severance policy or practices;

(k) neither the Company nor any of its Subsidiaries shall (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director or employee or pay or agree to pay or make any accrual or arrangement for payment to any officer, director or employee of any amount relating to unused vacation days, except to the extent the

Company or a Subsidiary is required to do so on the date hereof, (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, except to the extent the Company or Subsidiary is required to do so on the date hereof, or (iii) amend any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(l) neither the Company nor its Subsidiaries shall enter into any contract that contains a “most-favored nation” or similar provision.

(m) neither the Company nor any of its Subsidiaries shall (i) grant to any third party a right to sublicense or distribute any of the Intellectual Property except for a grant (in the ordinary course of business) by the Company to a customer allowing such customer to sublicense and distribute the Intellectual Property; (ii) grant to any third party a license to the Intellectual Property outside the ordinary course of business; (iii) grant to any third party a license to the Software in source code form; or (iv) assign or otherwise transfer ownership of any Intellectual Property or any Software to any third party;

(n) neither the Company nor any of its Subsidiaries shall pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements or incurred since the Balance Sheet date in the ordinary course of business;

(o) neither the Company nor any of its Subsidiaries shall (i) change any of the accounting methods used by it unless required by French GAAP or (ii) make any election relating to Taxes, change any election relating to Taxes already made, adopt any accounting method relating to Taxes, change any accounting method relating to Taxes unless required by French GAAP, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(p) neither the Company nor any of its Subsidiaries shall loan or advance any amount to, or sell, transfer or lease any material properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of their respective officers, directors or shareholders or associate of any of their officers, directors or shareholders except for (x) directors’ fees, and compensation to officers at rates not inconsistent with the Company or the Subsidiaries’ past practice or agreements in force and for (y) the Musiwave Asia Agreements;

(q) neither the Company nor any of its Subsidiaries shall take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions to the Closing set forth in ARTICLE VI not being satisfied, or (including any action that would make any representation or warranty of the Sellers contained herein inaccurate in any respect at, or as of any time prior to, the Closing Date) that would materially impair the ability of Sellers, the Company or Purchaser to consummate the Closing in accordance with the terms hereof or materially delay such consummation; and

(r) neither the Company nor any of its Subsidiaries shall enter into any agreement, contract, commitment or arrangement (whether in writing or otherwise) to do any of the foregoing.

In the case where the Company or any of its Subsidiaries shall wish to take any of the actions listed in Section 5.1(a) to (r) above, it shall notify its intention to Purchaser. Purchaser shall have a seven (7) day period following actual receipt of the notice to answer such request and to authorize or not to authorize the Company or the relevant Subsidiary to take such action provided that Purchaser’s consent shall not be unreasonably withheld with respect to any matter relating to the current operations of the Company or the Subsidiaries. Failing sending an answer by Purchaser within the seven (7) day period mentioned above, Purchaser’s consent shall be deemed to have been obtained.

Section 5.2 Integration Planning

Between the date of this Agreement and the Closing, the Sellers shall cause the Company and its Subsidiaries (i) to furnish Purchaser with such financial and operating data and other information as Purchaser may from time to time reasonably request and (ii) for purposes of planning the transition and integration process, but not for purposes of identifying potential breaches of representations and warranties or any material adverse change as described in Section 6.2(a) (X) to grant Purchaser and its authorized representatives reasonable access to all offices and other facilities of the Company and its Subsidiaries and to all books and records of the Company and its Subsidiaries, (Y) to permit Purchaser to make such inspections and to make copies of such books and records as it may reasonably require and Purchaser and its authorized representatives shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of the Company and its Subsidiaries.

Section 5.3 Resignation of Statutory Auditors

Sellers shall cause the Company’s statutory auditor and his deputy to confirm in writing on the date of this Agreement that they will resign from their positions as statutory auditors of the Company after the Financial Statements of the Company for the financial year ending December 31, 2005 have been approved by the Company’s shareholders at the Company’s shareholders’ meeting to be held on or before June 30, 2006.

Section 5.4 California Fairness Hearing

Purchaser shall prepare, with the cooperation of Sellers, and file the California Permit to issue securities in the Transaction as soon as practical after the date of this Agreement and if at all possible, no later than ten (10) Business Days. Purchaser and Sellers shall each use commercially reasonable efforts to cause the California Permit to comply with Requirements of Law. Purchaser shall promptly advise Sellers, in writing, if at any time prior to the Closing, Purchaser shall obtain knowledge of any fact that might make it necessary or appropriate to amend or supplement the California Permit in order to make the statements contained or incorporated by reference therein not misleading or to comply with Requirements of Law. Anything to the contrary contained herein notwithstanding, Purchaser shall not include in the Permit Application any information with respect to Sellers or their Affiliates, the form and content of which information shall not have been approved by Sellers prior to such inclusion. For the avoidance of doubt, this Section 5.4 shall not apply if the Purchaser elects to pay the Closing Amount in cash only.

Section 5.5 Efforts and Actions to Cause Closing to Occur

(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Sellers and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the Closing and the other Transactions and perform all Ancillary Agreements as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity. In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b) In addition to and without limiting the agreements of the Parties contained above, Purchaser and each Seller shall:

(i) cooperate with each other in connection with resolving any investigation or other inquiry concerning the Transactions commenced by any other Governmental Entity;

(ii) use all commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the Transactions under any antitrust law; and

(iii) advise the other parties promptly of any material communication received by such party from any Governmental Entity regarding any of the Transactions.

Section 5.6 Notification of Certain Matters

(a) From time to time prior to the Closing, Sellers shall promptly supplement or amend the Disclosure Schedule with respect to any matter arising after the delivery thereof pursuant hereto that, if existing at, or occurring on, the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. No supplement to or amendment of the Disclosure Schedule made after the execution hereof pursuant to this section or otherwise shall be deemed to cure any breach of any representation of or warranty made pursuant to this Agreement.

(b) Each Party shall give notice to the other Party promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any representation or warranty given by such notifying Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or (B) any condition set forth in ARTICLE VI to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of such notifying Party, or the Company, its Subsidiaries, or any of their respective officers, directors, employees or agents thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder; provided, however, that (x) the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) the failure to give such notice shall not be required from and after the time the Party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

(c) The disclosures of (i) Conditions générales de services internet Data Center between Musiwave and Ipcenta (not dated); (ii) Conditions particulières de qualité de services between Musiwave and Ipcenta (not dated) made pursuant to Section 3.19 hereof shall be treated as notifications made pursuant to Section 5.8(a) hereof as if such disclosures had been made after the date hereof.

Section 5.7 Public Announcements

Except as required by applicable laws, regulations or obligations pursuant to any listing agreement with any United States securities exchange or with the National Association of Securities Dealers or any Requirements of Law, neither the Sellers, the Purchaser nor the Company and its Subsidiaries shall be permitted to, make any public statement or announcement with respect to this Agreement or the Transactions without the prior written mutual consent of Purchaser and the Sellers’ Representative. If either the Purchaser, the Sellers, the Company or its Subsidiaries are required to make such public statement or announcement by applicable laws, regulations or obligations pursuant to any listing agreement with any United States securities exchange or with the National Association of Securities Dealers, such party shall promptly notify and consult with Purchaser or the Sellers’ Representative, as the case may be, before making any such public statement or announcement.

The Purchaser and the Sellers’ Representative shall agree on mutually acceptable press releases for the announcement of the signing of this Agreement and of the Closing.

Section 5.8 Confidentiality of Information

(a) Until the Closing Date, neither Party shall use, and shall cause their Affiliates not to use, for any purpose other than Completion and consummation of the Transactions, or disclose to any Person any nonpublic confidential or proprietary information relating to the Company or any of its Subsidiaries, their respective businesses and operations, or any of their assets, unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other Requirements of Law. In the event any Party, or any of its Affiliates, is required to disclose any such information under any law or regulation, such Party shall, promptly notify, to the extent permitted by Requirement of Law the other Party of such requirement so that such Party may seek an appropriate order of injunction in expedited proceedings.

(b) After the Closing Date, Sellers shall not use, and shall cause their Affiliates not to use, for any purpose or disclose to any Person any nonpublic confidential or proprietary information relating to the Company or any of its Subsidiaries, their respective businesses and operations, or any of their assets, unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other Requirements of Law. In the event a Seller or any of its Affiliates is required to disclose any such information under any law or regulation, such Person shall promptly notify to the extent not prohibited by Requirements of Law, Purchaser of such requirement so that Purchaser may seek an appropriate order of injunction in expedited proceedings.

(c) Upon Termination, Purchaser shall not use, and shall cause any of its Affiliates not to use, for any purpose or disclose to any Person any nonpublic confidential or proprietary information relating to the Company or any of its Subsidiaries, their respective businesses and operations, or any of their assets, which the Purchaser has acquired from the Sellers, the Company or its Subsidiaries in connection with investigating, negotiating and concluding this Agreement or after the date hereof and until the Closing, pursuant to Section 5.2 hereof, unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other Requirements of Law. In the event the Purchaser or any of its Affiliates is required to disclose any such information under any law or regulation, such Person shall, promptly notify Sellers’ Representative of such requirement so that Sellers’ Representative may seek an appropriate order of injunction in expedited proceedings.

(d) The non-disclosure agreement entered into by the Parties and the Company shall terminate as of the date hereof.

Section 5.9 No Solicitation of Competing Transaction

Neither Sellers, the Company or its Subsidiaries shall (and Sellers shall cause the officers, directors, employees, representatives and agents of the Company, each of its Subsidiaries and each of their Affiliates, including investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser, any of its Affiliates or representatives) concerning any proposal for the sale of a controlling interest in the Company, or a sale or lease of substantially all of the assets or any comparable transaction (an “Acquisition Proposal”). None of the Sellers shall, and each of them shall cause the Company and its Subsidiaries not to, enter into any agreement with respect to any Acquisition Proposal.

Upon execution of this Agreement, each Seller shall, and shall cause the Company to immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and each Seller shall, and shall cause the Company or its Subsidiaries to request (or if either of them has the contractual right to do so, demand) the return of all documents, analyses, financial statements, projections, descriptions and other data previously furnished to others in connection with Sellers’ efforts to sell the Company or its Subsidiaries.

Section 5.10 Sellers’ Non-Compete and No-Solicitation

(a) Without the express prior written consent of Purchaser, none of the Selling Executives and Gilles Babinet shall, at any time during the eighteen (18) month period immediately following the Closing Date, directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be related or otherwise affiliated in any manner with, any business similar to that engaged in by the Company or its Subsidiaries anywhere in the world until the Closing Date.

(b) Notwithstanding the provisions of paragraph (a) above, the Selling Executives shall not be prohibited from owning as a passive investment 2.5% or less of the equity of any publicly-traded entity engaged in any business similar to that engaged in by the Company or its Subsidiaries anywhere in the world until the Closing Date.

(c) Each Seller agrees that such Seller and its Affiliates will not, for a period of two (2) years after the Closing Date, employ any person now employed by the Company or any of its Subsidiaries, or solicit such employees to work for any other Person, except (i) for Gilles Babinet and (ii) for those employees or persons dismissed (“licencié ou révoqué”) from their position in the Company or Subsidiaries six (6) months prior to such solicitation or employment by a Seller, its Affiliate or any other Person.

Section 5.11 Gilles Babinet’s Non-Compete and No-Solicitation

(a) Without the express prior written consent of Purchaser, Gilles Babinet shall not, at any time during the eighteen (18) month period immediately following the Closing Date, directly or indirectly, fund in any manner any business principally engaged in the provision of music for mobile phones, anywhere in the world.

(b) Notwithstanding the provisions of paragraph (a) above, Gilles Babinet shall not be prohibited from owning as a passive investment 2.5% or less of the equity of a company principally engaged in the provision of music for mobile phones. This shall not prevent Gilles Babinet from working in either the mobile or the music industries provided that his work does not relate to the provision of music for mobile phones.

Section 5.12 Statutory Auditors

The Purchaser shall cause the Company to appoint as statutory auditors an audit firm of international reputation of its choice.

Section 5.13 Reserve for Uncollectible Accounts Receivable

Upon request of the Purchaser, Sellers shall cause the Company to create before the Closing Date a general reserve for uncollectible accounts receivable in accordance with US GAAP provided that (i) it is lawful under the Requirements of Law and that (ii) Purchaser shall hold Sellers harmless of the consequences of such accounting treatment, such as a Tax reassessment.

Section 5.14 Post-Closing Cooperation

In case at any time after the Closing Date any further action is necessary to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall take, or cause its own officers or directors to take, all such necessary actions.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing

The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a) Statutes; Court Orders

No statute, rule, regulation or decision shall have been issued, enacted or promulgated by any Governmental Entity which prohibits, prevents or precludes the consummation of the Closing; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding or prohibiting consummation of the Closing;

(b) Securities Law Compliance

The Fairness Hearing shall have been held, a finding of fairness shall have been made by the Commissioner of Corporations of the State of California and the California Permit shall have been issued by the State of California without any restriction imposed on the free transfer of the Purchaser Common Stock, or the Purchaser shall have elected in accordance with Section 1.3 to pay the Closing Amount in cash only.

Section 6.2 Conditions to Obligation of Purchaser to Effect the Closing

The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Material Adverse Change

There shall not have occurred any material adverse change in the financial condition, assets, liabilities, businesses, results of operations or prospects of the Company or any of its Subsidiaries other than those resulting from the effect of the public announcement of the identity of Purchaser, as potential or actual purchaser, or resulting from any action or announcement by Purchaser or its Affiliates.

(b) Ownership of the Shares

Sellers shall be the owners of all Shares, free of all Encumbrances.

(c) Extinction of Options, Warrants

All warrants, options or other rights with respect to the shares of the Company, including but not limited to BSAs and BCEs, shall have been validly extinguished by way of exercise or by waiver of such rights.

(d) Disruption of Financial Market

There shall not have occurred (i) a declaration of a banking moratorium or any suspension in payments in respect of banks in the United States, or (ii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States.

(e) Consents Obtained

All material consents of any Person other than Purchaser or its Affiliates necessary to the consummation of the Closing and the other Transactions, including consents from parties to loans, Material Contracts, leases or other agreements and consents from governmental agencies, shall have been obtained, and a copy of each such consent shall have been provided to Purchaser at or prior to the Closing.

(f) Representations and Warranties

All of the representations and warranties of Sellers set forth in this Agreement that are qualified as to materiality shall be true and complete in all respects and any such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date, with the exception of the representations and warranties set forth in Section 3.1 through Section 3.8, Section 3.11 and Section 3.23 which shall be true and complete in all respects as of such date, it being provided that in the case where such condition shall not be satisfied, the specific provisions of Section 7.1(c) shall apply.

(g) Sellers’ Breach

None of the Sellers shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by such Seller under this Agreement.

(h) Ancillary Agreements

All Ancillary Agreements shall have been executed, shall be in full force and effect, and all of the representations and warranties set forth in the Ancillary Agreements that are qualified as to materiality shall be true and complete in all respects and any such representation or warranty that is not so qualified shall be true and complete in all material respects, in each case as of the date of this Ancillary Agreement and as of the Closing Date. None of the Parties to any Ancillary Agreement shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by such party.

The foregoing conditions are for the sole benefit of Purchaser, may be waived by Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

(i) Execution of Employment Agreements

The employment agreements of Gonzalo de la Vega, Kiet Lam, Albin Serviant and Colin Gruia shall have been validly entered into by the parties thereto (substantially in the form attached hereto as Annex 6.2(i), and subject to compliance with the Requirements of Law).

Section 6.3 Conditions to Obligation of Sellers to Effect the Closing

The obligations of Sellers to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties

All of the representations and warranties of Purchaser set forth in this Agreement shall be true and complete in all material respects as of the date of this Agreement and as of the Closing Date.

(b) Purchaser Breach

Purchaser shall not have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by it under this Agreement.

The foregoing conditions are for the sole benefit of Sellers, may be waived on behalf of all Sellers by Sellers’ Representative, in whole or in part, at any time and from time to time in the sole discretion of Sellers’ Representative. The failure by Sellers’ Representative at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ARTICLE VII

TERMINATION

Section 7.1 Termination

The Transactions may be terminated or abandoned at any time prior to the Closing Date:

(a) By the mutual written consent of Purchaser and Sellers;

(b) By Purchaser or Sellers if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acquisition by Purchaser of the Shares and such order, decree, ruling or other action shall have become final and non-appealable.

(c) By Purchaser:

(i) if any Seller shall have breached any representation, warranty, covenant or other agreement contained in this Agreement and such breach would give rise to the failure of a condition set forth in ARTICLE VI, unless such breach is fully cured (i.e., neither the breach, the circumstances relating thereto nor the cure thereof will have a continuing effect on the business of the Company and its Subsidiaries after the Closing) at the expense of Sellers and to the complete satisfaction of Purchaser on or before the Closing Date.

(ii) if any Seller shall have breached any representation or warranty contained in this Agreement which would give rise to the failure of a condition set forth in ARTICLE VI and such breach objectively can not reasonably be cured to the complete satisfaction of Purchaser by Sellers’ using their best efforts before the Closing Date, unless (x) Seller has, together with the additional disclosure relating to such breach provided pursuant to Section 5.6, provided a detailed calculation of the estimated Purchaser Losses that can reasonably be anticipated might arise from such breach and Purchaser has agreed in good faith with such estimate, (y) such breach can be cured by monetary relief (i.e., neither the breach, the circumstances relating thereto nor the cure thereof will have a continuing effect on the business of the Company and its Subsidiaries after the Closing) and (z) the Sellers agree to specifically indemnify Purchaser in accordance with ARTICLE VIII for any Purchaser Loss resulting from such breach, such indemnification not being subject to the limitations set forth in Section 8.2, and either

(1) the estimated Purchaser Loss agreed by Sellers and Purchaser as reasonably required to be payable in respect of such breach (without giving effect to the limitations set forth in Section 8.2) does not exceed five hundred thousand euros (€500,000); or

(2) the estimated Purchaser Loss agreed by Sellers and Purchaser as reasonably required to be payable in respect of such breach (without giving effect to the limitations set forth in Section 8.2) exceeds five hundred thousand euros (€500,000) but is less than five million euros (€5,000,000) and the Sellers and Purchaser agree to decrease the cash to be paid at Closing pursuant to Section 1.4(i) and (ii) (and agree to revised allocation of the Cash Portion in a revised Exhibit 1.2) and to increase the Escrow Amount payable pursuant to Section 1.4(iv) and Section 1.4(a)(v) in each case by the total amount of the agreed estimated Purchaser Loss without giving effect to the limitations set forth in ARTICLE VIII (the “Escrow Amount Increase”).

(iii) on or after December 15, 2005 if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by Purchaser.

(d) By Sellers:

(i) if Purchaser shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Sellers to Purchaser specifying such breach; or

(ii) on or after December 15, 2005 if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by any Seller.

Section 7.2 Effect of Termination

In the event of the termination or abandonment of the Transactions by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Transactions is made, and there shall be no liability or obligation thereafter on the part of Purchaser, Sellers, the Company or its Subsidiaries except (a) for fraud or for breach of the covenants in this Agreement prior to such termination or abandonment of the Transactions and (b) the provisions of Section 10.1, Section 5.8(c) and Section 7.2 which shall remain in full force and effect for a period of five (5) years following termination of this Agreement pursuant to the provisions of this Article VII.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Purchaser’s Indemnification; Remedies

Each Seller shall indemnify, defend and hold harmless Purchaser Indemnified Persons from and against and in respect of 98.4% of all losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under ARTICLE VIII) (the “Purchaser Losses”) incurred by the Company or its Subsidiaries or any of the Purchaser Indemnified Persons that arise out of:

(a) any breach or violation by Sellers of any of Sellers’ representations and warranties contained in ARTICLE III of this Agreement;

(b) any breach or violation by Sellers of any of Sellers’ covenants contained in this Agreement, other than the covenants set forth in Sections 5.8, 5.10 and 5.11; and any breach or violation by a Seller of its covenants contained in Sections 5.8,5.10 and 5.11.

Section 8.2 Limitations

(a) Sellers’ indemnification obligations under Section 8.1(a) and Section 8.9 and for breaches of the covenants contained in Section 5.1(a) and Section 5.1(e) through Section 5.1(r) shall survive until the end of an eighteen (18) month period starting as of the Closing Date. No claim for the recovery of any Purchaser Losses may be asserted by any Purchaser Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims asserted in writing by any Purchaser Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period.

(b) Sellers’ indemnification obligations under Section 8.1(a) and Section 5.1(a) and Section 5.1(e) through Section 5.1(r) shall not be triggered unless and until the aggregate amount of all Purchaser Losses exceeds four hundred fifty thousand euros (€450,000) at which point Sellers will be obligated to indemnify Purchaser Indemnified Persons from and against all Purchaser Losses for the aggregate amount thereof exceeding fifty thousand euros (€50,000). In no event shall the aggregate amount to be paid to Purchaser and/or any Purchaser Indemnified Person pursuant to Section 8.1(a), Section 8.9 and for breaches of the covenants contained in Section 5.1(a) and Section 5.1(e) through Section 5.1(r) exceed the Escrow Amount plus, but only by way of set off pursuant to the provisions of Section 1.9, the Earn-Out Amount, if any.

(c) The limitations set forth in Section 8.2(a) and Section 8.2(b) shall not apply to Purchaser Losses arising out of any breach of any representation or warranty contained in Sections 3.4, 3.5, 3.7 and 3.8 (except for its paragraph (b)), it being provided that in such case (i) Sellers’ indemnification obligations shall survive until the end of a thirty six (36) month period starting as of the Closing Date, (ii) that, for any breach of the representations or warranties relating to the Shares, each Seller shall only be liable for the Purchaser Losses in relation to the Shares it owns in the share capital of the Company and (iii) that, in no event, shall the aggregate amount to be paid by each Seller to Purchaser and/or Purchaser Indemnified Persons in any case (taking into account all claims made by Purchaser pursuant to this Agreement) exceed the part of the Purchase Price received by such Seller plus any fees incurred by the Purchaser in claiming such Purchaser Loss.

Section 8.3 Notice of Claim; Defense

(a) Purchaser shall give Sellers’ Representative prompt notice of any third-party claim (and in the case of any Tax audit within a ten (10) day period from the date of receipt of any avis de vérification or proposition de rectification) that may give rise to any indemnification obligation under this ARTICLE VIII, together with the estimated amount of such claim, and Sellers’ Representative shall have the right to assume the defense (at Sellers’ expense) of any such claim through counsel of Sellers’ Representative’s own choosing by so notifying Purchaser within thirty (30) days of the first receipt by Sellers’ Representative of such notice from Purchaser; provided, however, that any such counsel shall be reasonably satisfactory to Purchaser. Failure to give such notice shall not affect the indemnification obligations hereunder (i) in the absence of actual and material prejudice for the Company and its Subsidiaries and (ii) provided that it does not affect the amount of indemnification due by the Sellers. Sellers shall be liable for the fees and expenses of counsel employed by the Company for any period during which Sellers’ Representative has not assumed the defense of any such third-party claim (other than during any period in which Purchaser will have failed to give notice of the third-party claim as provided above) if such third party claim is covered by the Sellers’ indemnification obligations under this Article VIII without regard to the limitations set forth in Section 8.2(b). If Sellers’ Representative assumes such defense, Purchaser shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Sellers’ Representative. If Sellers’ Representative chooses to defend or prosecute a third-party claim, Purchaser shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by Sellers’ Representative, the retention, and the provision to Sellers’ Representative, of records and information reasonably relevant to such third-party claim, and making employees of the Company available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If Sellers’ Representative chooses to defend or prosecute any third-party claim, Purchaser shall agree to any settlement, compromise or discharge of such third-party claim that Sellers’ Representative may recommend and that, by its terms, discharges Purchaser and the Purchaser Affiliates from the full amount of liability vis à vis such third-party; provided, however, that, without the consent of Purchaser, Sellers’ Representative shall not consent to, and Purchaser shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting Purchaser or any Affiliate of Purchaser; (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each Purchaser Indemnified Person that is the subject of such third-party claim; or (iii) provides for monetary relief that is not indemnified under this ARTICLE VIII by the Sellers. Notwithstanding the foregoing, if Purchaser determines in good faith that there is a reasonable probability that a claim may adversely affect the Company, the Purchaser or their Affiliates other than as a result of monetary damages for which it would be entitled to full indemnification under this Agreement taking into account the limitations set forth in Section 8.2 and Section 8.9, the Purchaser may, by notice to the Sellers’ Representative, assume the exclusive right to defend, compromise, or settle such claim, but the Sellers will not be bound by any determination of a claim so defended or any comprise or settlement effected without its consent (which may not be unreasonably withheld).

Section 8.4 Calculation of Claim

(a) Any indemnification due by Sellers shall be calculated taking into account (i) the effect of any cash Tax savings realized by the Purchaser or the Company or any of its Subsidiaries as a result of and to the extent the Purchaser Loss is deductible for purposes of calculating a Tax, and (ii) the effect of any Tax cost borne by the Purchaser as a result of such Purchaser Loss of indemnification payment or accrual therefore, so that the Purchaser Group shall be in the same position as it would have been had the Purchaser Loss and indemnification therefore not occurred.

(b) Any Tax which merely constitutes a timing difference over a period of eighteen (18) months or less in the corresponding charge (reintegration of depreciation, reintegration of provisions) will only be taken into account to the extent of the costs of any penalties, late-payment interests or fines. If an amount of value added tax is recoverable over a period of eighteen months or less, a claim may only be made for the amount of the penalties and/or late payment interest arising from a reassessment.

(c) The amount of any Purchaser Loss shall be calculated taking into account only the specific reserve (if any) booked in the Financial Statements with respect to such Purchaser Loss and in no event shall there be allowed an offset of a Purchaser Loss against any general reserve or provision provided for in the Financial Statements or otherwise; provided, however, that a Purchaser Loss which arises from or relates to payments due by the Company or its Subsidiaries to one content supplier or one collecting society or one holder of rights for the use of intellectual property rights relating to a period prior to the Closing Date shall be allowed to be reduced to the extent of any unused reserves provided for in the Financial Statements in connection with possible liability of the Company or its Subsidiaries to another content supplier, collecting society or holder of intellectual property right for the use of intellectual property rights prior to the Closing Date.

Section 8.5 Recovery

Without prejudice to Section 8.2, in the event that Sellers shall have paid to purchaser an amount in respect of a Purchaser Loss and within twelve (12) months of the making of such payment the Purchaser’s Group recovers all or part of such Purchaser Loss from a third party (including insurance proceeds), then Purchaser shall and shall procure that the Company and its Subsidiaries shall, promptly, upon receipt of the sum so recovered from a third party, repay to the Sellers an amount equal to the amount recovered by Purchaser (net of any Tax, expenses or increased going-forward insurance costs) and not exceeding the amount actually paid to the Purchaser in respect of the corresponding Purchaser Loss.

Section 8.6 Failure to Pay

If any Seller fails to pay in a timely manner any amount due to Purchaser pursuant to this Agreement, and, in order to obtain such payment, Purchaser makes a claim that results in a judgment against such Seller, such Seller shall pay to Purchaser the reasonable costs and expenses (including reasonable attorneys’ fees and expenses) of Purchaser in connection with such suit.

Section 8.7 Tax Effect of Indemnification Payments

All indemnity payments made by Sellers to Purchaser Indemnified Persons, or by Purchaser Indemnified Persons to Sellers, pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Shares.

Section 8.8 Effect of Investigation

The right to indemnification, payment of Purchaser Losses or for other remedies based on any representation, warranty, covenant or obligation of Sellers contained in or made pursuant to this Agreement or the Closing documents shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation, it being understood for the avoidance of doubt that to the extent such inaccuracy or non-compliance has been fully and fairly disclosed in the Disclosure Schedule in accordance with the provisions of ARTICLE III then there shall be no claim brought by Purchaser on account of such inaccuracy or non-compliance. The waiver of any condition to the obligation of Purchaser to consummate the Transactions, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, payment of Purchaser Losses, or other remedy based on such representation, warranty, covenant or obligation.

Section 8.9 Specific Indemnification

(a) Obligation to Indemnify

Each Seller shall indemnify, defend and hold harmless Purchaser Indemnified Persons from and against and in respect of all Purchaser Losses incurred by the Company, its Subsidiaries or any of the Purchaser Indemnified Persons that arise out of:

(i) Any undisclosed liability (whether actual or contingent) of its Subsidiaries or arising out of or related to the holding or the purchase of shares by the Company in its Subsidiaries, including but not limited to any liability of the Company or its Subsidiaries arising out of the Musiwave Asia Agreements;

(ii) Any liability of the Company, the Purchaser or any of their Affiliates relating to infringement or relating to the obligation to make payment for the use of any intellectual property rights arising out of the use or distribution by the Company or its Subsidiaries, directly or indirectly, through licenses, sublicenses and others, of content including without limitation, ringtones, ringback tones, full-length music, videos, titles, name of performers and authors, disc covers, pictures and images, in the entire world; notwithstanding any disclosure made pursuant to this Agreement including without limitation the disclosures made pursuant to Section 3.23 and subject to the right to offset reserves provided for in Section 8.4(b);

(iii) Any and all costs incurred by the Company, the Purchaser or any of their Affiliates arising out of the transfer of intellectual property rights from Gilles Babinet to the Company;

(iv) Any liability of the Company, the Purchaser or any of their Affiliates relating to the settlement and release of any claim against the Company of any Person that has made an offer for the acquisition of the shares of the Company or the acquisition or the lease of substantially all of the Assets of the Company, provided, however that the fifty thousand euros (€50,000) already paid by the Company to such bidder shall be excluded from such indemnification obligation;

(v) Any liability of the Company, the Purchaser or any of their Affiliates relating to the shareholders’ agreement relating to the Shares in the Company; and

(vi) Any liability of the Company, the Purchaser or any of their Affiliates relating to the claims made by Thompson against the Company.

(b) Others

The provisions of Section 8.3 to 8.8 shall apply mutatis mutandis to any claim made by Purchaser pursuant to this Section 8.9.

Section 8.10 Limits on Contribution

Sellers agree that Purchaser shall be entitled to obtain payment of any Purchaser Losses against the entire Escrow Amount, sixty percent (60%) of the Holdback Amount, and, but only by way of set off pursuant to the provisions of Section 1.9, the entire Earn-Out Amount regardless of (i) the pro rata contribution or share of each Seller to or in the Escrow Amount, sixty percent (60%) of the Holdback Amount and the Earn-Out Amount and (ii) the individual liability of each Seller for such Purchaser Loss; provided, however, that the Purchaser shall be required to apply for any Purchaser Loss amount only prorata against the entire remaining Escrow Amount (after reduction for payment received with respect to any previous claims) and the remaining amount of sixty percent (60%) of the Holdback Amount (after reduction for any Holdback reduction with respect to any previous claims and any Purchase Price reduction arising as a result of a Retention Breach). By way of illustration:

For the first Purchaser Loss, Purchaser shall be required to apply against the Escrow Amount for 87.78% of the Purchaser Loss and shall reduce the Holdback Amount for 12.22% of the Purchaser Loss.

If the Holdback Amount has been entirely consumed by Retention Breaches, the Purchaser shall be entitled to apply against the Escrow Amount for 98.4% of any Purchaser Loss.

For any Purchaser Loss in excess of the Escrow Amount and the Earn-Out Amount, Purchaser shall be entitled to obtain payment against each Seller separately only, the Sellers acting neither jointly nor severally, subject to all other applicable limitations set forth in this Agreement.

Section 8.11 Survival of Indemnification Claims

The indemnification obligations set forth in this ARTICLE VIII shall survive the Closing.

Section 8.12 Survival of Covenants, Representations and Warranties

Each of the covenants, representations and warranties of Sellers in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter pursuant to the terms of this Agreement.

Section 8.13 Purchaser’s Indemnification

(a) The Purchaser shall indemnify, defend and hold harmless each Seller against and in respect of all losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Sellers arising under ARTICLE VIII, and including any Tax liability incurred by the Sellers in connection with the receipt of any amounts paid under ARTICLE VIII) (the “Sellers Losses”) that arise out of any breach or violation by Purchaser of any of Purchaser’s representations and warranties or covenants contained in this Agreement.

(b) Purchaser’s indemnification obligations under Section 8.13 shall survive until the end of an eighteen (18) month period starting as of the Closing Date; except for Purchaser’s obligation under Section 1.8 which shall survive until the end of an eighteen (18) month period starting as of the Earn-Out Payment Date. No claim for the recovery of any Sellers Losses may be asserted by any Seller after the expiration of the applicable indemnification period; provided, however, that claims asserted in writing by any Seller with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period.

(c) Purchaser’s indemnification obligations under Section 8.13 in respect of a breach of a representation or warranty shall not be triggered unless and until the aggregate amount of all Sellers Losses exceeds four hundred fifty thousand euros (€450,000) at which point Purchaser will be obligated to indemnify Sellers from and against all Sellers Losses for the aggregate amount thereof exceeding fifty thousand euros (€50,000). In no event shall the aggregate amount to be paid to Sellers with respect to a breach of a representation or warranty hereunder exceed the sum of the Escrow Amount plus the Earn-Out Amount, if any.

Section 8.14 Duty to Mitigate

Nothing in this Agreement shall or shall be deemed to relieve Purchaser or Sellers of any Applicable Laws or regulations or other duty to mitigate any loss or damage incurred by it.

ARTICLE IX

DEFINITIONS AND INTERPRETATION

Section 9.1 Definitions

For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person, or with respect to Sellers, any investment fund or vehicle managed by such Seller or by the Person or Persons managing such Seller. The term “control” (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed thereto in Article L. 233-3 of the French Commercial Code (Code de commerce). As an exception, however, whenever any provision of this Agreement shall refer to a Seller and its Affiliates or to the Sellers and their respective Affiliates, it shall not comprise any Affiliates that CIC Finance may have; for the avoidance of doubt, CIC Finance shall be deemed to have no Affiliate for the purpose of this Agreement.

“Agreement” or “this Agreement” shall mean this Stock Purchase Agreement, together with the Exhibits and Annexes hereto and the Disclosure Schedule.

“Ancillary Agreements” shall have the meaning ascribed to it in Section 3.36.

“Annex” shall mean an annex to this Agreement.

“Asset” shall have the meaning ascribed to it in Section 3.15.

“Balance Sheet” shall mean the most recent audited balance sheet of the Company and each of its Subsidiaries, as applicable, included in the Financial Statements.

“Balance Sheet Date” shall mean the date of the Balance Sheet.

“Board” shall mean the board of directors of the Company.

“Business Days” shall mean a day on which banks are open for business in France and in the State of California.

“California Permit” shall have the meaning ascribed to it in Section 5.4.

“Cash Portion” shall have the meaning ascribed to it in Section 1.3(b)(i).

“Clearance” shall mean the final and non-appealable approval, consent, waiver, license, order, registration, permits, ruling, authorization or clearance of the Transaction from all antitrust Authorities whose approval is necessary to the transfer of ownership of the Shares to Purchaser and subsequent operation of the business.

“Closing” shall mean the closing referred to in Section 2.1.

“Closing Amount” shall have the meaning ascribed to it in Section 1.3.

“Closing Date” shall mean the date on which the Closing occurs.

“Company Intellectual Property” shall mean all of the Intellectual Property and rights therein owned or used by either the Company or its Subsidiaries.

“Company Registered Intellectual Property” shall mean any Company Intellectual Property that is registered, filed, or issued under the authority of, with or by any Governmental Entity, including in particular all patents, registered copyrights, domain names, company names and registered trademarks and all applications for any of the foregoing.

“Contract” shall mean any contract, agreement, obligation, undertaking, binding commitment, lease, license, mortgage, bond, note, indenture or instrument, whether written or oral, that is legally binding, and relates to the Company or any of its Subsidiaries.

“Defect” shall mean a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including any dangerous propensity associated with any reasonably foreseeable use of a product, or the failure to warn of the existence of any defect, impurity, or dangerous propensity.

“Disclosure Schedule” shall mean the disclosure schedule of even date herewith prepared and signed by the Sellers and delivered to Purchaser simultaneously with the execution hereof.

“Dispute” shall have the meaning ascribed to it in Section 10.8.

“Earn-Out Amount” shall have the meaning ascribed to it in Section 1.6(a).

“Earn-Out Calculation Amount” shall have the meaning ascribed to it in Section 1.6(d).

“Earn-Out Cash Portion” shall have the meaning ascribed to it in Section 1.6(b).

“Earn-Out Independent Auditor” shall have the meaning ascribed to it in Section 1.7(g).

“Earn-Out Objection” shall have the meaning ascribed to it in Section 1.7(c).

“Earn-Out Objection Period” shall have the meaning ascribed to it in Section 1.7(c).

“Earn-Out Payment Date” shall have the meaning ascribed to it in Section 1.8.

“Earn-Out Purchaser Shares Price” shall have the meaning ascribed to it in Section 1.6(c).

“Earn-Out Statement” shall have the meaning ascribed to it in Section 1.7(a).

“Earn-Out Stock Payment” shall have the meaning ascribed to it in Section 1.6(c).

“Employee Plans” shall have the meaning ascribed to it in Section 3.24(g).

“Encumbrances” shall mean, with respect to any property, any lien, security interest, mortgage, pledge, hypothecation, charge, claim, option, title defect, restriction or encumbrance relating to that property, of any nature whatsoever, whether consensual, statutory or otherwise, including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.

“Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company or any of its Subsidiaries, now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” shall mean each Requirement of Law relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including Requirements of Law relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern and each Requirement of Law with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

“Escrow Agent” shall have the meaning ascribed to it in Section 1.4(iv).

“Escrow Agreement” shall have the meaning ascribed to it in Section 1.11.

“Faute Lourde” shall mean any circumstance qualifiable as a faute lourde under applicable French legal principles, the Parties agreeing, without limiting the foregoing, that the following behavior shall be presumed to demonstrate a desire to harm the employer: repeated unexplained or unjustified absences from the Company or the acceptance without Purchaser’s consent of employment with, or provision of consulting or similar services to, any Person other than the Company or an Affiliate thereof.

“Final Earn-Out Statement” shall have the meaning ascribed to it in Section 1.7(g).

“Financial Statements” shall have the meaning ascribed to it in Section 3.11.

“French GAAP” shall mean French generally accepted accounting principles and practices.

“Governmental Entity” shall mean any European, national, regional, municipal, local or foreign (including the United States and the State of California) government or any political subdivision of the foregoing, governmental, regulatory, taxing or administrative entity, authority, agency, commission, ministry or other similar body including the United State Securities Exchange Commission, the National Association of Securities Dealers, any public utility control or public service commission or similar regulatory body, or any court, tribunal, or judicial or arbitral body whether such arbitral body is public or private, or any collecting societies or guilds.

“Indebtedness” shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any lien on any property and (vi) all guarantee obligations.

“Initial Cash Payment” shall have the meaning ascribed to it in Section 1.3(b).

“Initial Stock Payment” shall have the meaning ascribed to it in Section 1.3(c).

“Integration Costs” shall mean (i) costs and expenses under US GAAP that are imposed on the Company and its Subsidiaries by Purchaser for purposes of integrating the

Company and its subsidiaries within the Purchaser Group, (e.g. the costs of consultants, software and hardware incurred in implementing an Oracle-based system, consulting or auditing costs that may be incurred to document and test internal controls for the purpose of compliance with Sarbanes-Oxley requirements, and all expenses in order to integrate the IT System of Musiwave into the IT System of the Purchaser) and (ii) all expenses incurred as a direct result of implementation of a tax optimization scheme defined at the Purchaser’s level. Notwithstanding the foregoing, Integration Costs shall exclude all costs and expenses incurred in the ordinary course of business including, without limitation, costs and expenses incurred in implementing or improving processes and systems that are reasonably required for the Company and its Subsidiaries to operate in compliance with the material Requirements of Law and prudent business practices in this industry.

“Intellectual Property” shall mean

(i) trademarks and services marks (registered or unregistered), product configurations, trade names, the names under which any Person is registered or doing business, domain names and other names and slogans embodying business or product goodwill or indications of origin, all applications or registrations in and for any jurisdiction pertaining to the foregoing and all goodwill associated therewith;

(ii) patentable inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology and all applications and patents in and for any jurisdiction pertaining to the foregoing, including reissues, continuations, divisions, continuations-in-part, renewals or extensions;

(iii) trade secrets, including confidential and other non-public information, and the right in any jurisdiction to limit the use or disclosure thereof;

(iv) registered or unregistered copyrights in writings, designs, literary works, dramatic works, choreographic works, cinematographic works, audiovisual works, paintings, graphic works, musical works, tracks (including but not limited to ringtones and ringback tones) videoclips, pictures, images, computer programs and software (including source code, any documentation and information pertaining to the source code, object code, development documentation (including preparatory material), programming tools, drawings, specifications and data), organigrams, user interfaces and audiovisual effects, mask works or other works, applications or registrations in and for any jurisdiction for the foregoing and all moral rights related thereto;

(v) databases and all database rights, including copyright on such databases and sui generis rights pertaining to database producers;

(vi) internet Web sites, domain names, labels and device trademarks and applications and registrations pertaining thereto;

(vii) licenses, immunities, covenants not to sue and the like relating to the foregoing;

(viii) books and records describing, or used in connection with, the foregoing;

(ix) any right in or attached to the foregoing; and

(x) claims or causes of action arising out of, or related to, infringement or misappropriation of the foregoing.

“Knowledge of the Sellers” concerning a particular subject, area or aspect of the Company and its Subsidiaries’ business or affairs shall mean the actual knowledge of each Seller or of Colin Gruia, Daniel Cohen, Brian Aiken, or Kiet Lam, after due inquiry.

“Leases” shall have the meaning ascribed to it in Section 3.16.

“Material Contracts” shall have the meaning ascribed to it in Section 3.19.

“Materials of Environmental Concern” shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

“Musiwave Asia Agreements” shall mean the agreements relating to the acquisition by the Company of any equity interest or right in Musiwave Asia Limited that is held by Kiet Lam.

“Notices” shall have the meaning ascribed to it in Section 10.8.

“Parties” shall mean Purchaser and Sellers.

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” shall mean any claim, action, suit, dispute or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation (whether civil, criminal, administrative or other).

“Purchaser Indemnified Persons” shall mean Purchaser and each of its Affiliates.

“Purchaser Losses” shall have the meaning ascribed to it in Section 8.1.

“Purchase Price” shall have the meaning ascribed to it in Section 1.2.

“Purchaser Shares Price” shall have the meaning ascribed to it in Section 1.3(c).

“Registered Intellectual Property” shall mean any Intellectual Property that is registered, filed, or issued under the authority of, with or by any Governmental Entity, including in particular all patents, registered copyrights, domain names, company names and registered trademarks and all applications for any of the foregoing.

“Requirements of Law” shall mean any domestic, foreign or international constitution; law, ordinance, judgment, order, decree, injunction, permit, statute, treaty, rule or regulation, or determination of (or an agreement with) an arbitrator.

“Rules” shall have the meaning ascribed to it in Section 10.8.

“SEC Reports” shall have the meaning ascribed to it in Section 4.5.

“Selling Executives” shall have the meaning ascribed to it in Section 1.4(i).

“Sellers Losses” shall have the meaning ascribed to it in Section 8.13(a).

“Sellers’ Representative” shall have the meaning ascribed to it in Section 10.9.

“Shares” shall mean the shares of the Company as at the date hereof and the Closing Date.

“Software” shall mean all computer programs (whether in source code or object code form and including, without limitation, any and all software implementations of algorithms, models and methodologies), and all data bases, compilations and documentation (including, without limitation, user, operator, and training manuals) related to the foregoing, that are owned, licensed, leased or otherwise used in the business of the Company or any of its Subsidiaries.

“Subsidiary” shall mean any of Musiwave Asia Ltd. and MP3 SARL.

“Tax” or “Taxes” shall mean all taxes, tariffs, charges, fees, duties, levies, penalties or other assessments imposed, assessed or collected by or under the authority of any Governmental Entity, including without limitation income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, retirement, withholding, social security, minimum estimated, profit, gift, estate, real estate, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp, CSG, CRDS, précompte, prélèvement exceptionnel sur les distributions de dividendes and other taxes, and shall include interest, fines, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns or Tax Regulations.

“Tax Regulations” shall mean any Tax or custom law, statute, decree, ordinance, rule, order or other text of application of the said law applicable in a given country as well as any international treaty (including the derivative law – directive, regulations or others – of this treaty).

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” shall mean all the transactions provided for or contemplated by this Agreement.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees.

“Transfer Tax Payor” shall mean the party which has primary legal responsibility for the payment of any particular Transfer Tax.

Section 9.2 Interpretation

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(e) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(g) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor prior to the Closing Date and all regulations and statutory instruments issued prior to the Closing Date thereunder or pursuant thereto.

(h) As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to (i) the prospects, consolidated financial condition, businesses or results of operations of such entity or (ii) the ability of such entity (or group) to consummate the Transactions.

(i) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Fees and Expenses

All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement and except as follows:

(a) Sellers shall bear (and shall reimburse the Company at or prior to the Closing for) all legal, accounting and other fees and expenses incurred by the Company and each of its Subsidiaries in connection with the negotiation, execution and closing of the Transactions, except for the amount paid to Jefferies Broadview and disclosed in Section 3.32 of the Disclosure Schedule; and

(b) All Transfer Taxes arising out of, in connection with or attributable to the transactions effected pursuant to this Agreement shall be borne and paid by Purchaser.

Section 10.2 Amendment and Modification

This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 10.3 Notices

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which telecopy shall be confirmed and followed by a copy of such notice by overnight courier service) or sent by an overnight courier service, such as Federal Express, to the Purchaser or to the Sellers’ Representative at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

if to Purchaser, to:

Openwave Systems Inc.

2100 Seaport Boulevard

Redwood City, CA 94063

Attention: General Counsel

Telecopy: +(1) 650-480-4315

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

68, rue du Faubourg Saint-Honoré

75008 Paris

Attention: Christopher L. Baker

Facsimile: + (33-1) 55 27 11 99

if to Sellers’ Representative, to:

ETMF II F Luxco Sarl

23, Val Fleuri

L-1526 Luxembourg

Attention: Managing Director

Telecopy: +(352) 458 07888

with a copy to:

Weil, Gotshal & Manges, LLP

2, rue de la Baume

75008 Paris

Attention: Frédéric Cazals

Telecopy: +(33-1) 42 89 57 90

Section 10.4 Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 10.5 Entire Agreement; No Third Party Beneficiaries

This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and (b) is not intended to confer any rights or remedies hereunder upon any Person other than the Parties hereto.

Section 10.6 Severability

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.7 Governing Law

This Agreement shall be exclusively governed in all respects by French law, without regard to principles of conflicts of law.

Section 10.8 Disputes; Arbitration

(a) The Purchaser and the Sellers’ Representative shall use their best efforts to amicably settle by negotiation any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity thereof (the “Dispute”) within 21 days from the receipt by one party of written notice provided by the other party of the existence of the Dispute (the “Notice”). The Purchaser’s and the Sellers’ Representative’s use of their best efforts shall include the involvement of Steven Peters, Executive Vice President and Chief Administrative Officer, or his successor, for the Purchaser and of Jean-Jacques Bertrand, or his successor, for the Sellers’ Representative in the negotiations. The Notice shall:

(i) be delivered by registered mail; and

(ii) include a statement explaining the nature of the Dispute and any relevant supporting documents.

(b) Any Dispute not settled in accordance with Section 10.8(a) shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “Rules”) by three arbitrators appointed in accordance with the Rules who shall each be fluent in English and French and who shall each have previous experience of dispute resolution in the technology/telecommunications industry. The Parties agree that:

(i) The place of arbitration shall be Paris, France.

(ii) The language to be used in the arbitral proceedings shall be English. Documents may be admissible in the arbitral proceedings in French or English without translation into French or English, as the case may be, and the award shall be rendered in the English language.

(iii) The arbitrators shall render their award, so far as possible and subject to the scrutiny of the award by the ICC Court under Article 27 of the Rules, within 120 days from the date of the appointment of the third arbitrator.

(iv) Any award rendered by the arbitrators shall be final and binding on the Parties, and each of the Parties hereby waives to the fullest extent permitted by law any right that either may otherwise have under the laws of any jurisdiction (including, for the avoidance of doubt, France) to any form of appeal.

(v) Nothing in this Agreement shall prevent Purchaser or Sellers’ Representative from seeking interim, interlocutory or provisional measures from any court of competent jurisdiction, and any such application shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(vi) Nothing in this Agreement shall prevent Purchaser or Sellers’ Representative from making an application to any court of competent jurisdiction with respect to the enforcement of any award.

(vii) Each of the Purchaser and the Sellers’ Representative shall bear its own costs and expenses and an equal share of the arbitrators’ and administrative fees of the arbitration.

(viii) This Agreement and the rights and obligations of the Parties shall remain in full force and effect pending any award in any arbitration proceeding hereunder.

(ix) All notices by Purchaser to Sellers’ Representative, or vice-versa, in connection with the arbitration shall be in accordance with the provisions of Section 10.3 except that no such notice may be transmitted by facsimile.

(x) This agreement to arbitrate shall be binding upon the Parties and their successors, assigns and affiliates.

Section 10.9 Sellers’ Representative

(a) The Sellers hereby authorize, direct and appoint ETMF II F Luxco Sarl or BNP ETMF II LP to act as sole and exclusive agent and representative of the Sellers (the

“Sellers’ Representative”), with full power of substitution, for determining, giving and receiving notices and processes hereunder, contesting and settling any and all claims for indemnification pursuant to ARTICLE VIII hereof or resolving any other disputes hereunder. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent therewith, shall be absolutely and irrevocably binding on each Seller as if such Seller personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Seller’s individual capacity. Prior to the date hereof, each Seller has provided the Purchaser with a true and correct copy of the instrument or other document pursuant to which such Seller has appointed ETMF II F Luxco Sarl as the Sellers’ Representative and such instrument or other document is in full force and effect and has not been rescinded, revoked, modified or otherwise amended.

(b) The provisions of this Section 10.9 shall in no way impose any obligations on the Purchaser. In particular, notwithstanding any notice received by the Purchaser to the contrary (except any notice of the appointment of a successor Sellers’ Representative approved by the Purchaser) and absent willful misconduct, the Purchaser (i) shall be fully protected in relying upon and shall be entitled to rely upon, shall have no liability to the Sellers with respect to, actions, decisions and determinations taken or made by the Sellers’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations taken or made by the Sellers’ Representative pursuant to paragraph (a) above, are fully authorized by all of the Sellers.

(c) Subject to the terms of the Contrat de Mandat referred to in Section 2.2(e), the Sellers’ Representative shall not be liable to any of the Sellers or any of their respective affiliates for any decisions made or actions taken by the Sellers’ Representative. Each of the Sellers agrees, severally in proportion to the Purchase Price received by such Seller, to indemnify the Sellers’ Representative from and against any losses that the Sellers’ Representative may incur as a result of his acting as the Sellers’ Representative hereunder or in connection with the performance of any of his duties hereunder to the fullest extent permitted by Applicable Law, except to the extent that such losses are caused by actions taken by, or omitted to be taken by, the Sellers’ Representative in bad faith.

Section 10.10 Time of Essence

Each of the Parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.11 Interest on Late Payments

Any payment due under this Agreement by any Party shall bear interest pro rata temporis at the rate of six percent (6%) per year from the due date thereof, it being provided that such provision shall not entitle any Party to make a late payment.

Section 10.12 Extension; Waiver

At any time prior to the Closing Date, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.13 Election of Remedies

Neither the exercise of nor the failure to exercise a right of set-off or to give notice of a claim under this Agreement will constitute an election of remedies or limit Purchaser or any of the Purchaser Indemnified Persons in any manner in the enforcement of any other remedies that may be available to any of them, whether at law or in equity.

Section 10.14 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that Purchaser may assign, in its sole discretion, any or all of its rights and interests hereunder to any direct or indirect wholly owned subsidiary of Purchaser. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

IN WITNESS WHEREOF, Purchaser and Sellers have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

OPENWAVE SYSTEMS INC.

By:
Name:
Title:

ETMF II F Luxco Sarl	Crédit Lyonnais Venture Capital

By:	By:
Name:	Name:
Title:	Title:

CIC FINANCE	FCPR VENTECH A

By:	By:
Name:	Name:
Title:	Title:

FCPR VENTECH B	FCPR VENTECH COINVEST

By:	By:
Name:	Name:
Title:	Title:

VENTECH SA

By:
Name:
Title:

Gilles BABINET	Nicolas PELLETIER

Guillaume DECUGIS	Albin SERVIANT

Gonzalo DE LA VEGA	Jean-Jacques BERTRAND

Philippe ULRICH	Jean-Martial LEFRANC

Jean François RUNFOLA	Christophe WAIGNIER

Xavier FILLIOL	Marielle THIERRY

Benoît KIRCHOFF	Hélène GERMAIN

Rémi GAMBICCHIA	François PLANCKE

Daniel COHEN	Benoit HENRY

Laurence DECUGIS	Simon FRANÇOIS